UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2022

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☒

Quarterly Financial Information

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[105000] Management commentary

Management commentary

Mexico City, July 26, 2022 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa”, “the Group” or “the Company”), today announced results for the second quarter of 2022. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Financials have been adjusted to reflect the impact of the TelevisaUnivision transaction. Results from the content assets included in the transaction are presented as discontinued operations.

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2022 and 2021, in millions of Mexican pesos:

	2Q’22	Margin	2Q’21	Margin	Change
		%		%	%
Net sales	18,533.5	100.0	18,473.9	100.0	0.3
Operating segment income[1]	7,045.7	37.8	7,411.4	39.8	(4.9)
[1] The operating segment income margin is calculated as a percentage of segment net sales.

Net sales, increased by 0.3% to Ps.18,533.5 million in the second quarter of 2022 compared with Ps.18,473.9 million in the second quarter of 2021. This increase was driven by revenue growth at our MSO operations in Cable and the Other Businesses segment. Operating segment income decreased by 4.9%, translating into a 37.8% margin.

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2022 and 2021, in millions of Mexican pesos:

	2Q’22	Margin	2Q’21	Margin	Change
		%		%	%
Net sales	18,533.5	100.0	18,473.9	100.0	0.3
Net income	3,289.4	17.7	2,421.6	13.1	35.8
Net income attributable to stockholders of the Company	3,140.4	16.9	2,181.7	11.8	43.9
Segment net sales	18,632.8	100.0	18,602.8	100.0	0.2
Operating segment income (1)	7,045.7	37.8	7,411.4	39.8	(4.9)
(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net income attributable to stockholders of the Company amounted to Ps.3,140.4 million in the second quarter of 2022, compared to Ps.2,181.7 million in the second quarter of 2021. The net increase of Ps.958.7 million, or 43.9%, reflected (i) a Ps.3,330.2 million increase in share of income of associates and joint ventures, net; (ii) a Ps.237.4 million decrease in other expense, net; and (iii) a Ps.90.9 million decrease in net income attributable to non-controlling interests.
These favorable variances were partially offset by (i) a Ps.1,201.5 million decrease in income from discontinued operations; (ii) a Ps.1,091.3 million increase in income taxes; (iii) a Ps.269.9 million decrease in operating income before depreciation and amortization; (iv) a Ps.74.5 million increase in depreciation and amortization; and (v) a Ps.62.6 million increase in finance expense, net.

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Disclosure of nature of business

Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 60 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Disclosure of management’s objectives and its strategies for meeting those objectives

We operate a Cable business and Sky, a DTH platform. We intend to continue strengthening our position in these businesses and growing by continuing to make additional investments, which could be substantial in size, while maintaining profitability and financial discipline.

We are the largest shareholder of TelevisaUnivision, a leading media company producing, creating and distributing Spanish speaking content through several broadcast channels in Mexico, the United States and over 60 countries through TV networks, cable operators and over-the-top services. We intend to continue exploring potential ventures and business opportunities with TelevisaUnivision.

In addition, we intend to continue to analyze opportunities to expand our business by developing new business initiatives and/or through business acquisitions and investments. We also continue to evaluate strategic alternatives for our portfolio of non-core assets.

Disclosure of entity’s most significant resources, risks and relationships

We expect to fund our operating cash needs during 2022, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2022 through available cash from operations, cash on hand, equity securities and/or the incurrence of debt, or a combination thereof. The amount of borrowings required to fund these cash needs in 2022 will depend upon the timing of such transactions and the timing of cash payments from advertisers under our advertising sales plan.

The investing public should consider the risks stated as follows, as well as the risks described in “Key Information-Risk Factors” in the Company’s 2021 Annual Report and Form 20-F, which are not the only risks and uncertainties faced by the Company. Risks and uncertainties unknown by the Company, as well as those that the Company currently considers as not relevant, could affect its operations and activities.

Risk Factors Related to the COVID-19 Pandemic:

•	COVID-19 Pandemic may have a material adverse effect on our business, financial position and results of operations.
•	We cannot predict what effects the COVID-19 relief plan recently announced by the Mexican Federal Government will have in our results of operations and the overall economy.

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Risk Factors Related with Political Developments:

•	Imposition of fines by regulators and other authorities could adversely affect our financial condition and results of operations
•	Social Security Law
•	Federal Labor Law
•	Mexican tax laws
•	Regulations of the General Health Law on advertising
•	Changes in U.S. tax law
•	Mexican Securities Market Law
•	Renewal or revocation of our concessions

Risk Factors Related to our Business:

•	Control of a stockholder
•	Measures for the prevention of the taking of control
•	Competition
•	Loss of transmission or loss of the use of satellite transponders
•	Incidents affecting our network and information systems or other technologies
•	Weaknesses in internal controls over financial reporting
•	Uncertainty in global financial markets
•	Currency fluctuations or the devaluation and depreciation of the Mexican peso
•	Renegotiation of the Trade Agreements or other changes in foreign policy by the new or currency presidential administration in the United States
•	Following the Consummation of the TelevisaUnivision Transaction, Our Continuing Operations Are Less Diversified, Primarily Focused On Our Cable, Sky and Other Businesses Segments
•	Inflation Rates and High Interest Rates in Mexico
•	Political events in Mexico

Risk Factors Related to Univision:

•	The Results of Operations of TelevisaUnivision May Affect Our Financial Performance and the Value of Our Investment in that Company
•	The Performance of TelevisaUnivision May Affect the Market Price of Our Shares and of Our CPOs or GDSs
•	Although We Have a Large Equity Interest in TelevisaUnivision, We Do Not Control TelevisaUnivision

COVID-19 Impact

For the quarter ended June 30, 2022, the financial crisis caused by the COVID-19 pandemic still had a negative effect on our business, financial position and results of operations, and it is currently difficult to predict the degree of the impact in the future.

We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand for our products across our segments as our clients and customers reduce or defer their spending.

Most non-essential economic activities are open. Notwithstanding the foregoing, authorities may again impose restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and which may affect our operations.

The magnitude of the impact on our business will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, we are not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting our business, financial position and results of operations over the near, medium or long-term.

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Disclosure of results of operations and prospects

Second-quarter Results by Business Segment

The following table presents second quarter consolidated results ended June 30, 2022 and 2021, for each of our business segments. Consolidated results for the second quarter of 2022 and 2021 are presented in millions of Mexican pesos.

Net Sales	2Q’22%		2Q’21%		Change %
Cable	11,750.0	63.1	11,981.6	64.4	(1.9)
Sky	5,140.1	27.6	5,570.1	29.9	(7.7)
Other Businesses	1,742.7	9.3	1,051.1	5.7	65.8
Segment Net Sales	18,632.8	100.0	18,602.8	100.0	0.2
Intersegment Operations[1]	(99.3)		(128.9)
Net Sales	18,533.5		18,473.9		0.3

Operating Segment Income[2]	2Q’22	Margin %	2Q’21	Margin %	Change %
Cable	4,951.8	42.1	5,020.1	41.9	(1.4)
Sky	1,702.3	33.1	2,242.7	40.3	(24.1)
Other Businesses	391.6	22.5	148.6	14.1	163.5
Operating Segment Income	7,045.7	37.8	7,411.4	39.8	(4.9)
Corporate Expenses	(285.2)	(1.5)	(381.0)	(2.0)	25.1
Depreciation and Amortization	(5,167.5)	(27.9)	(5,093.0)	(27.6)	(1.5)
Other expense, net	(40.9)	(0.2)	(278.3)	(1.5)	n/a
Intersegment Operations[1]	(0.4)	(0.0)	(0.4)	(0.0)	(0.0)
Operating Income	1,551.7	8.4	1,658.7	9.0	(6.5)
[1] For segment reporting purposes, intersegment operations are included in each of the segment operations
[2] Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Cable

Total net additions for the quarter were over 325.2 thousand RGUs. We experienced quarterly growth in all services. Video and broadband RGUs increased by 79.1 thousand and 77.6 thousand respectively, maintaining the positive trend experienced over the last couple of quarters.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of June 30, 2022 and 2021.

RGUs	2Q’22 Net Adds	2Q’22	2Q’21
Video	79,147	4,334,648	4,214,596
Broadband	77,564	5,809,590	5,566,188
Voice	147,135	4,911,727	4,417,438
Mobile	21,376	194,354	120,777
Total RGUs	325,222	15,250,319	14,318,999

Second quarter sales decreased by 1.9% to Ps.11,750.0 million compared with Ps.11,981.6 million in the second quarter of 2021. During the quarter, year-on-year revenue growth of 3.8% at our MSO Operations was fully offset by a revenue decline of 18.8% at our Enterprise Operations.

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Second quarter operating segment income decreased by 1.4% to Ps.4,951.8 million compared with Ps.5,020.1 million in the second quarter of 2021. The margin reached 42.1%. During the quarter, year-on-year operating segment income growth of 5.0% at our MSO Operations was fully offset by an operating segment income decline of 26.9% at our Enterprise Operations.

The following tables set forth the breakdown of revenue and operating segment income, excluding consolidation adjustments, for our MSO and Enterprise Operations for the second quarter of 2022 and 2021.

MSO Operations (1) Millions of Mexican pesos	2Q’22	2Q’21	Change %
Revenue	10,965.6	10,564.7	3.8
Operating Segment Income	4,697.7	4,474.7	5.0
Margin (%)	42.8	42.4

Enterprise Operations (1) Millions of Mexican pesos	2Q’22	2Q’21	Change %
Revenue	1,515.2	1,865.1	(18.8)
Operating Segment Income	492.3	673.6	(26.9)
Margin (%)	32.5	36.1
 (1) These results do not include consolidation adjustments of Ps.730.8 million in revenue nor Ps.238.2 million in Operating Segment Income for the second quarter of 2022, neither the consolidation adjustments of Ps.448.2 million in revenue nor Ps.128.2 million in Operating Segment Income for the second quarter of 2021. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Second quarter sales and operating segment income in our MSO Operations increased by 3.8% and 5.0%, respectively, mainly driven by the 325.2 thousand RGUs net additions.

Second quarter sales and operating segment income in our Enterprise Operations decreased by 18.8% and 26.9%, respectively, mainly due to the conclusion of the “Red Jalisco” project in 2021. This was a sizable project which was developed for the Government of the State of Jalisco to build a fiber network owned by the State.

Sky

During the quarter, Sky had 255.9 thousand RGUs disconnections, mainly driven by the loss of 224.8 thousand video RGUs.

The following table sets forth the breakdown of RGUs per service type for Sky as of June 30, 2022 and 2021.

RGUs	2Q’22 Net Adds	2Q’22	2Q’21
Video	(224,877)	7,019,369	7,489,876
Broadband	(26,456)	692,767	707,115
Voice	(28)	531	685
Mobile	(4,589)	22,331	14,532
Total RGUs	(255,950)	7,734,998	8,212,208

Second quarter sales decreased by 7.7% to Ps.5,140.1 million compared with Ps.5,570.1 million in the second quarter of 2021, mainly explained by the year-on-year decline in RGUs and lower recharges at Sky’s prepaid packages.

Second quarter operating segment income decreased by 24.1% to Ps.1,702.3 million compared with Ps.2,242.7 million in the second quarter of 2021, driven by the lower revenue and the amortization of some initial costs and expenses related to the World Cup Qatar 2022. The margin was 33.1%.

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Other Businesses

Second quarter sales increased by 65.8% to Ps.1,742.7 million compared with Ps.1,051.1 million in the second quarter of 2021. This increase was mainly explained by the ongoing economic reopening.

Second quarter operating segment income increased by 163.5% to Ps.391.6 million compared with Ps.148.6 million in the second quarter of 2021, reaching a margin of 22.5%.

Corporate Expense

Corporate expense decreased by Ps.95.8 million, or 25.1%, to Ps.285.2 million in the second quarter of 2022, from Ps.381.0 million in the second quarter of 2021. The decrease reflected a lower non-allocated expense in our current business segments, which was partially offset by a higher share-based compensation expense and employee profit sharing expenses.

Share-based compensation expense in the second quarter of 2022 and 2021 amounted to Ps.250.0 million and Ps.225.1 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other Expense, Net

Other expense, net, decreased by Ps.237.4 million, or 85.3%, to Ps.40.9 million in the second quarter of 2022, from Ps.278.3 million in the second quarter of 2021. This decrease reflected primarily (i) the absence in the second quarter of 2022 of surcharges and other penalties paid in the second quarter of 2021 by two companies in our Sky and Cable segments resulting from income tax assessments of prior years; (ii) other income derived from an insurance  reimbursement in connection with expenses paid for legal advisory professional services; (iii) other income derived from a purchase price adjustment paid to us in connection with the disposition of our former 40% equity stake in OCESA Entretenimiento, S.A. de C.V. (“OCEN”), a live entertainment company with operations primarily in Mexico, which sale was concluded in December 2021; and (iv) a decrease in expense related to sanitary measures implemented to prevent COVID-19.

Other expense, net, for the second quarter of 2022 is comprised primarily of expenses related to asset dispositions, deferred compensation for certain officers of our Cable segment, and other non-recurrent expenses, which were partially offset by other income derived from an insurance reimbursement of expenses paid for legal and advisory professional services, and a purchase price adjustment paid to us in connection with the disposition of OCEN in 2021.

The following table sets forth the breakdown of cash and non-cash other expense, net, stated in millions of Mexican pesos, for the three months ended June 30, 2022 and 2021.

Other Income (Expense), Net	2Q’22	2Q’21
Cash	94.8	(390.5)
Non-cash	(135.7)	112.2
Total	(40.9)	(278.3)

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the three months ended June 30, 2022 and 2021.

	2Q’22	2Q’21	Favorable (Unfavorable) change
Interest expense	(2,214.9)	(2,198.3)	(16.6)
Interest income	529.3	144.7	384.6
Foreign exchange gain, net	552.2	1,651.3	(1,099.1)
Other finance income (expense), net	64.5	(604.0)	668.5
Finance expense, net	(1,068.9)	(1,006.3)	(62.6)

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Finance expense, net, increased by Ps.62.6 million, or 6.2%, to a Ps.1,068.9 million in the second quarter of 2022, from a Ps.1,006.3 million in the second quarter of 2021.

This increase reflected:

(i)
a Ps.1,099.1 million decrease in foreign exchange gain, net, resulting primarily from a 1.5% depreciation of the Mexican peso against the U.S. dollar on an average net U.S. dollar asset position in the second quarter of 2022, compared with a 2.9% appreciation of the Mexican peso against the U.S. dollar on an average net U.S. dollar liability position in the second quarter of 2021; and

(ii)
a Ps.16.6 million increase in interest expense, primarily due to the depreciation of the Mexican peso against the U.S. dollar in the second quarter of 2022, compared with an appreciation of the Mexican peso in the second quarter of 2021, which effect was partially offset by a decrease in interest expense derived from a lower average of principal amount of debt in the second quarter of 2022.

These unfavorable variances were partially offset by (i) a Ps.668.5 million favorable change in other finance income or expense, net, resulting from a gain in fair value of our derivative contracts in the second quarter of 2022; and (ii) a Ps.384.6 million increase in interest income explained primarily by a higher average amount of cash and cash equivalents in the second quarter of 2022.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, increased by Ps.3,330.2 million, to Ps.4,218.6 million in second quarter of 2022, from Ps.888.4 million in the second quarter of 2021. This increase reflected primarily (i) an increase in our equity stake in TelevisaUnivision, Inc. (“TelevisaUnivision,” formerly known as Univision Holdings II, Inc.), from approximately 36% in the second quarter of 2021 to approximately 45% on an as-converted basis in the second quarter of 2022; (ii) a higher equity of TelevisaUnivision in the second quarter of 2022, primarily in connection with the TelevisaUnivision transaction closed on January 31, 2022; (iii) a quarterly dividend paid to us from our investment in preferred shares of TelevisaUnivision; and (iv) the reversal of a remaining impairment loss that we recognized in the first quarter of 2020 in connection with the carrying amount of our investment in common shares of TelevisaUnivision.

Share of income of associates and joint ventures, net, for the second quarter of 2022, includes primarily our share of income of TelevisaUnivision.

Income Taxes

Income taxes increased by Ps.1,091.3 million, to Ps.1,510.9 million in the second quarter of 2022, compared with Ps.419.6 million in the second quarter of 2021. This increase reflected primarily a higher income tax base, as well as an increase in our effective income tax rate.

Income from Discontinued Operations

In connection with the transaction that we closed with TelevisaUnivision on January 31, 2022 (the “TelevisaUnivision Transaction”), beginning in the first quarter of 2022, we present the results from disposed businesses as income from discontinued operations in our consolidated statements of income for any comparative period presented and for the month ended January 31, 2022.

Income from discontinued operations decreased by Ps.1,201.5 million, to Ps.98.9 million in the second quarter of 2022, from Ps.1,300.4 in the second quarter of 2021. This decrease reflected primarily the absence in the second quarter of 2022, of (i) net income of disposed businesses for the second quarter of 2021, and (ii) certain expenses and income taxes incurred by us in connection with the TelevisaUnivision Transaction in the second quarter of 2021.
Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.90.9 million, or 37.9%, to Ps.149.0 million in the second quarter of 2022, compared with Ps.239.9 million in the second quarter of 2021. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Cable and Sky segments.

Net income attributable to non-controlling interests for the second quarter of 2022, includes primarily net income attributable to non-controlling interests in our Cable and Sky segments.

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Financial position, liquidity and capital resources

Capital Expenditures

During the second quarter of 2022, we invested approximately U.S.$238.9 million in property, plant and equipment as capital expenditures. The following table sets forth the breakdown by segment of capital expenditures for the second quarter of 2022 and 2021.

Capital Expenditures Millions of U.S. Dollars	2Q’22	2Q’21
Cable	183.9	206.0
Sky	54.9	54.9
Other Businesses	0.1	12.7
Continuing operations	238.9	273.6
Discontinued operations	-	6.5
Total	238.9	280.1

Debt and Lease Liabilities

The following table sets forth our total debt and lease liabilities as of June 30, 2022 and December 31, 2021. Amounts are stated in millions of Mexican pesos.

	June 30, 2022	December 31, 2021	Increase (Decrease)
Current portion of long-term debt	1,000.0	4,106.4	(3,106.4)
Long-term debt, net of current portion	112,720.2	121,685.7	(8,965.5)
Total debt (1)	113,720.2	125,792.1	(12,071.9)
Current portion of long-term lease liabilities	1,451.4	1,478.4	(27.0)
Long-term lease liabilities, net of current portion	7,135.4	8,202.2	(1,066.8)
Total lease liabilities	8,586.8	9,680.6	(1,093.8)
Total debt and lease liabilities	122,307.0	135,472.7	(13,165.7)
(1)	As of June 30 of 2022 and December 2021, total debt is presented net of finance costs in the amount of Ps.1,107.7 million and Ps.1,207.1 million, respectively.

In May 2022, TVI, one of our businesses in our Cable segment, repaid at maturity all of its outstanding indebtedness in Mexican pesos in the amount of Ps.549.8 million.

As of June 30, 2022, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, temporary investments, and non-current investments in financial instruments) was Ps.59,098.7 million. As of June 30, 2022, the non-current investments in financial instruments amounted to an aggregate of Ps.3,316.1 million.

Dividend

In April 2022, our stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2022 in the aggregate amount of Ps.1,053.4 million.

Shares Outstanding

As of June 30, 2022 and December 31, 2021, our shares outstanding amounted to 332,267.7 million and 329,295.9 million shares, respectively, and our CPO equivalents outstanding amounted to 2,839.9 million and 2,814.5 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

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As of June 30, 2022 and December 31, 2021, the GDS (Global Depositary Shares) equivalents outstanding amounted to 568.0 million and 562.9 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Internal control

Disclosure of critical performance measures and indicators that management uses to evaluate entity’s performance against stated objectives

	2Q’22	Margin	2Q’21	Margin	Change
		%		%	%
Net sales	18,533.5	100.0	18,473.9	100.0	0.3
Operating segment income[1]	7,045.7	37.8	7,411.4	39.8	(4.9)
[1]	The operating segment income margin is calculated as a percentage of segment net sales..

	2Q’22	Margin	2Q’21	Margin	Change
		%		%	%
Net sales	18,533.5	100.0	18,473.9	100.0	0.3
Net income	3,289.4	17.7	2,421.6	13.1	35.8
Net income attributable to stockholders of the Company	3,140.4	16.9	2,181.7	11.8	43.9
Segment net sales	18,632.8	100.0	18,602.8	100.0	0.2
Operating segment income (1)	7,045.7	37.8	7,411.4	39.8	(4.9)
(1)	The operating segment income margin is calculated as a percentage of segment net sales..

Net Sales	2Q’22%		2Q’21%		Change %
Cable	11,750.0	63.1	11,981.6	64.4	(1.9)
Sky	5,140.1	27.6	5,570.1	29.9	(7.7)
Other Businesses	1,742.7	9.3	1,051.1	5.7	65.8
Segment Net Sales	18,632.8	100.0	18,602.8	100.0	0.2
Intersegment Operations[1]	(99.3)		(128.9)
Net Sales	18,533.5		18,473.9		0.3

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Operating Segment Income[2]	2Q’22	Margin %	2Q’21	Margin %	Change %
Cable	4,951.8	42.1	5,020.1	41.9	(1.4)
Sky	1,702.3	33.1	2,242.7	40.3	(24.1)
Other Businesses	391.6	22.5	148.6	14.1	163.5
Operating Segment Income	7,045.7	37.8	7,411.4	39.8	(4.9)
Corporate Expenses	(285.2)	(1.5)	(381.0)	(2.0)	25.1
Depreciation and Amortization	(5,167.5)	(27.9)	(5,093.0)	(27.6)	(1.5)
Other expense, net	(40.9)	(0.2)	(278.3)	(1.5)	n/a
Intersegment Operations[1]	(0.4)	(0.0)	(0.4)	(0.0)	(0.0)
Operating Income	1,551.7	8.4	1,658.7	9.0	(6.5)
[1]	For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2]	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Sustainability

During the second quarter of 2022, Televisa was ratified as a constituent of the S&P/BMV Total Mexico ESG Index, developed by S&P Dow Jones and the Mexican Stock Exchange. The index is designed to measure the performance of stocks that meet certain sustainability criteria. It uses a rules-based selection criteria based on relevant environmental, social, and corporate governance principles to choose its constituents.

Additional Information Available on Website

The information in this management commentary should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2021, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

In addition, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information as well other important information concerning its business from time to time on its website and elsewhere.  The Company is not responsible for such TelevisaUnivision information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases.

Disclaimer

This management commentary contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this management commentary should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this management commentary and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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[110000] General information about financial statements

Ticker:	TLEVISA
Period covered by financial statements:	2022-01-01 TO 2022-06-30
Date of end of reporting period:	2022-06-30
Name of reporting entity or other means of identification:	TLEVISA
Description of presentation currency:	MXN
Level of rounding used in financial statements:	THOUSANDS OF MEXICAN PESOS
Consolidated:	YES
Number of quarter:	2
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:
Description of nature of financial statements:

  Disclosure of general information about financial statements

Corporate Information
Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies
The interim condensed consolidated financial statements of the Group, as of June 30, 2022 and December 31, 2021, and for the six months ended June 30, 2022 and 2021, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2021 and 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of June 30, 2022. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2022 did not have a significant impact in these interim un audited condensed consolidated financial statements.

12 of 99

  Follow-up of analysis

The financial institutions that perform financial analysis on the securities of Grupo Televisa, S.A.B., are as follows:

Institution:

   Actinver
   Banorte-IXE
   Barclays
   BBVA Bancomer
   Benchmark
   BTG Pactual
   BofA Securities
   Bradesco
   Credit Suisse
   GBM
   Goldman Sachs
   JP Morgan
   Morgan Stanley
   Morningstar
   Nau Securities
   New Street
   Santander
   UBS
   Vector

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[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2022-06-30	Close Previous Exercise 2021-12-31
Statement of financial position
Assets
Current assets
Cash and cash equivalents	59,892,197,000	25,828,215,000
Trade and other current receivables	20,213,892,000	28,581,358,000
Current tax assets, current	6,996,045,000	7,261,999,000
Other current financial assets	115,386,000	127,000
Current inventories	2,211,679,000	2,212,859,000
Current biological assets	0	0
Other current non-financial assets	[1] 2,193,786,000	9,374,392,000
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	91,622,985,000	73,258,950,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	4,396,887,000	0
Total current assets	96,019,872,000	73,258,950,000
Non-current assets
Trade and other non-current receivables	6,403,045,000	385,060,000
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	3,822,596,000	6,209,276,000
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	63,724,707,000	26,704,235,000
Property, plant and equipment	85,913,974,000	87,922,126,000
Investment property	0	0
Right-of-use assets that do not meet definition of investment property	6,723,929,000	7,604,567,000
Goodwill	13,904,998,000	14,036,657,000
Intangible assets other than goodwill	27,331,729,000	28,219,224,000
Deferred tax assets	15,690,697,000	33,173,148,000
Other non-current non-financial assets	[2] 4,732,527,000	16,228,838,000
Total non-current assets	228,248,202,000	220,483,131,000
Total assets	324,268,074,000	293,742,081,000
Equity and liabilities
Liabilities
Current liabilities
Trade and other current payables	27,361,193,000	41,219,137,000
Current tax liabilities, current	4,228,378,000	7,680,800,000
Other current financial liabilities	2,925,408,000	6,290,096,000
Current lease liabilities	1,451,418,000	1,478,382,000
Other current non-financial liabilities	0	0
Current provisions
Current provisions for employee benefits	0	0
Other current provisions	1,138,000	1,107,000
Total current provisions	1,138,000	1,107,000
Total current liabilities other than liabilities included in disposal groups classified as held for sale	35,967,535,000	56,669,522,000
Liabilities included in disposal groups classified as held for sale	2,975,591,000	0
Total current liabilities	38,943,126,000	56,669,522,000
Non-current liabilities
Trade and other non-current payables	6,008,066,000	5,328,025,000
Current tax liabilities, non-current	0	104,825,000

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Concept	Close Current Quarter 2022-06-30	Close Previous Exercise 2021-12-31
Other non-current financial liabilities	112,720,195,000	121,709,508,000
Non-current lease liabilities	7,135,445,000	8,202,177,000
Other non-current non-financial liabilities	0	0
Non-current provisions
Non-current provisions for employee benefits	798,619,000	1,913,680,000
Other non-current provisions	1,107,203,000	1,079,671,000
Total non-current provisions	1,905,822,000	2,993,351,000
Deferred tax liabilities	3,225,137,000	2,210,609,000
Total non-current liabilities	130,994,665,000	140,548,495,000
Total liabilities	169,937,791,000	197,218,017,000
Equity
Issued capital	4,836,708,000	4,836,708,000
Share premium	15,889,819,000	15,889,819,000
Treasury shares	12,401,208,000	14,205,061,000
Retained earnings	142,040,372,000	88,218,188,000
Other reserves	(11,518,090,000)	(13,621,992,000)
Total equity attributable to owners of parent	138,847,601,000	81,117,662,000
Non-controlling interests	15,482,682,000	15,406,402,000
Total equity	154,330,283,000	96,524,064,000
Total equity and liabilities	324,268,074,000	293,742,081,000

15 of 99

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2022-01-01 - 2022-06-30	Accumulated Previous Year 2021-01-01 - 2021-06-30	Quarter Current Year 2022-04-01 - 2022-06-30	Quarter Previous Year 2021-04-01 - 2021-06-30
Profit or loss
Profit (loss)
Revenue	37,142,668,000	36,496,235,000	18,533,455,000	18,473,945,000
Cost of sales	23,675,060,000	23,283,039,000	11,848,196,000	11,899,900,000
Gross profit	13,467,608,000	13,213,196,000	6,685,259,000	6,574,045,000
Distribution costs	4,230,971,000	3,947,675,000	2,097,748,000	1,970,566,000
Administrative expenses	5,838,379,000	5,430,847,000	2,994,942,000	2,666,515,000
Other income	0	0	0	0
Other expense	209,243,000	355,894,000	40,915,000	278,256,000
Profit (loss) from operating activities	3,189,015,000	3,478,780,000	1,551,654,000	1,658,708,000
Finance income	868,214,000	602,532,000	1,145,989,000	1,795,983,000
Finance costs	6,826,766,000	5,224,827,000	2,214,872,000	2,802,265,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	4,684,027,000	940,171,000	4,218,678,000	888,345,000
Profit (loss) before tax	1,914,490,000	(203,344,000)	4,701,449,000	1,540,771,000
Tax income (expense)	632,846,000	(343,306,000)	1,510,972,000	419,631,000
Profit (loss) from continuing operations	1,281,644,000	139,962,000	3,190,477,000	1,121,140,000
Profit (loss) from discontinued operations	54,864,309,000	1,955,761,000	98,906,000	1,300,338,000
Profit (loss)	56,145,953,000	2,095,723,000	3,289,383,000	2,421,478,000
Profit (loss), attributable to
Profit (loss), attributable to owners of parent	55,782,453,000	1,597,286,000	3,140,368,000	2,181,666,000
Profit (loss), attributable to non-controlling interests	363,500,000	498,437,000	149,015,000	239,812,000
Earnings per share
Earnings per share
Earnings per share
Basic earnings per share
Basic earnings (loss) per share from continuing operations	0.33	(0.12)	1.04	0.32
Basic earnings (loss) per share from discontinued operations	19.38	0.69	0.07	0.46
Total basic earnings (loss) per share	[3] 19.71	0.57	1.11	0.78
Diluted earnings per share
Diluted earnings (loss) per share from continuing operations	0.31	(0.11)	0.98	0.3
Diluted earnings (loss) per share from discontinued operations	18.23	0.64	0.07	0.42
Total diluted earnings (loss) per share	[4] 18.54	0.53	1.05	0.72

16 of 99

 [410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2022-01-01 - 2022-06-30	Accumulated Previous Year 2021-01-01 - 2021-06-30	Quarter Current Year 2022-04-01 - 2022-06-30	Quarter Previous Year 2021-04-01 - 2021-06-30
Statement of comprehensive income
Profit (loss)	56,145,953,000	2,095,723,000	3,289,383,000	2,421,478,000
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	(790,717,000)	44,522,000	(386,338,000)	39,514,000
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	0	0	0	0
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	(790,717,000)	44,522,000	(386,338,000)	39,514,000
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Gains (losses) on exchange differences on translation, net of tax	(495,849,000)	28,903,000	266,184,000	(252,282,000)
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	(495,849,000)	28,903,000	266,184,000	(252,282,000)
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0	0	0
Cash flow hedges
Gains (losses) on cash flow hedges, net of tax	322,706,000	832,844,000	110,099,000	236,721,000
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	322,706,000	832,844,000	110,099,000	236,721,000
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options

17 of 99

Concept	Accumulated Current Year 2022-01-01 - 2022-06-30	Accumulated Previous Year 2021-01-01 - 2021-06-30	Quarter Current Year 2022-04-01 - 2022-06-30	Quarter Previous Year 2021-04-01 - 2021-06-30
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Financial assets measured at fair value through other comprehensive income
Gains (losses) on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Reclassification adjustments on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Amounts removed from equity and adjusted against fair value of financial assets on reclassification out of fair value through other comprehensive income measurement category, net of tax	0	0	0	0
Other comprehensive income, net of tax, financial assets measured at fair value through other comprehensive income	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	3,030,376,000	92,647,000	2,860,432,000	92,701,000
Total other comprehensive income that will be reclassified to profit or loss, net of tax	2,857,233,000	954,394,000	3,236,715,000	77,140,000
Total other comprehensive income	2,066,516,000	998,916,000	2,850,377,000	116,654,000
Total comprehensive income	58,212,469,000	3,094,639,000	6,139,760,000	2,538,132,000
Comprehensive income attributable to
Comprehensive income, attributable to owners of parent	57,886,355,000	2,591,961,000	6,029,249,000	2,320,174,000
Comprehensive income, attributable to non-controlling interests	326,114,000	502,678,000	110,511,000	217,958,000

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 [520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2022-01-01 - 2022-06-30	Accumulated Previous Year 2021-01-01 - 2021-06-30
Statement of cash flows
Cash flows from (used in) operating activities
Profit (loss)	56,145,953,000	2,095,723,000
Adjustments to reconcile profit (loss)
+ Discontinued operations	(54,707,654,000)	0
+ Adjustments for income tax expense	699,984,000	1,696,451,000
+ (-) Adjustments for finance costs	0	0
+ Adjustments for depreciation and amortisation expense	10,244,923,000	10,393,957,000
+ Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	0	18,400,000
+ Adjustments for provisions	710,325,000	762,598,000
+ (-) Adjustments for unrealised foreign exchange losses (gains)	745,125,000	(246,055,000)
+ Adjustments for share-based payments	1,543,218,000	523,671,000
+ (-) Adjustments for fair value losses (gains)	50,822,000	721,024,000
- Adjustments for undistributed profits of associates	0	0
+ (-) Adjustments for losses (gains) on disposal of non-current assets	(17,434,000)	(7,325,000)
+ Share of income of associates and joint ventures	(4,684,027,000)	(941,018,000)
+ (-) Adjustments for decrease (increase) in inventories	(1,084,808,000)	(3,681,128,000)
+ (-) Adjustments for decrease (increase) in trade accounts receivable	(4,251,305,000)	(9,590,341,000)
+ (-) Adjustments for decrease (increase) in other operating receivables	(3,795,488,000)	(2,036,384,000)
+ (-) Adjustments for increase (decrease) in trade accounts payable	2,036,060,000	4,032,633,000
+ (-) Adjustments for increase (decrease) in other operating payables	2,527,470,000	11,463,441,000
+ Other adjustments for non-cash items	0	0
+ Other adjustments for which cash effects are investing or financing cash flow	0	0
+ Straight-line rent adjustment	0	0
+ Amortization of lease fees	0	0
+ Setting property values	0	0
+ (-) Other adjustments to reconcile profit (loss)	162,046,000	194,969,000
+ (-) Total adjustments to reconcile profit (loss)	(49,820,743,000)	13,304,893,000
Net cash flows from (used in) operations	6,325,210,000	15,400,616,000
- Dividends paid	0	0
+ Dividends received	0	0
- Interest paid	(5,024,524,000)	(4,508,571,000)
+ Interest received	(36,244,000)	(25,886,000)
+ (-) Income taxes refund (paid)	14,763,292,000	5,345,583,000
+ (-) Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	(3,449,802,000)	14,537,718,000
Cash flows from (used in) investing activities
+ Cash flows from losing control of subsidiaries or other businesses	0	0
- Cash flows used in obtaining control of subsidiaries or other businesses	0	0
+ Other cash receipts from sales of equity or debt instruments of other entities	65,174,953,000	0
- Other cash payments to acquire equity or debt instruments of other entities	0	0
+ Other cash receipts from sales of interests in joint ventures	364,420,000	0
- Other cash payments to acquire interests in joint ventures	0	0
+ Proceeds from sales of property, plant and equipment	221,937,000	636,612,000
- Purchase of property, plant and equipment	9,479,476,000	11,220,368,000
+ Proceeds from sales of intangible assets	0	0
- Purchase of intangible assets	828,100,000	937,600,000
+ Proceeds from sales of other long-term assets	0	0
- Purchase of other long-term assets	0	0

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Concept	Accumulated Current Year 2022-01-01 - 2022-06-30	Accumulated Previous Year 2021-01-01 - 2021-06-30
+ Proceeds from government grants	0	0
- Cash advances and loans made to other parties	0	0
+ Cash receipts from repayment of advances and loans made to other parties	0	0
- Cash payments for futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Cash receipts from futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Dividends received	0	0
- Interest paid	0	0
+ Interest received	0	0
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	315,567,000	1,824,817,000
Net cash flows from (used in) investing activities	55,769,301,000	(9,696,539,000)
Cash flows from (used in) financing activities
+ Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
- Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
+ Proceeds from issuing shares	0	0
+ Proceeds from issuing other equity instruments	0	0
- Payments to acquire or redeem entity's shares	646,242,000	50,500,000
- Payments of other equity instruments	0	0
+ Proceeds from borrowings	(10,177,581,000)	0
- Repayments of borrowings	610,403,000	121,284,000
- Payments of finance lease liabilities	326,719,000	326,376,000
- Payments of lease liabilities	455,890,000	378,002,000
+ Proceeds from government grants	0	0
- Dividends paid	1,053,392,000	1,053,392,000
- Interest paid	4,702,077,000	4,159,736,000
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	(246,020,000)	(1,433,168,000)
Net cash flows from (used in) financing activities	(18,218,324,000)	(7,522,458,000)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	34,101,175,000	(2,681,279,000)
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	(37,193,000)	4,524,000
Net increase (decrease) in cash and cash equivalents	34,063,982,000	(2,676,755,000)
Cash and cash equivalents at beginning of period	25,828,215,000	29,058,093,000
Cash and cash equivalents at end of period	59,892,197,000	26,381,338,000

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[610000] Statement of changes in equity - Accumulated Current

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,836,708,000	15,889,819,000	14,205,061,000	88,218,188,000	0	2,040,114,000	8,467,000	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	55,782,453,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(458,463,000)	322,706,000	0	0
Total comprehensive income	0	0	0	55,782,453,000	0	(458,463,000)	322,706,000	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	1,053,392,000	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	(1,803,853,000)	(906,877,000)	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(1,803,853,000)	53,822,184,000	0	(458,463,000)	322,706,000	0	0
Equity at end of period	4,836,708,000	15,889,819,000	12,401,208,000	142,040,372,000	0	1,581,651,000	331,173,000	0	0

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	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Statement of changes in equity
Equity at beginning of period	0	0	(15,040,193,000)	0	0	(739,646,000)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(790,717,000)	0	0	0	0	0	0
Total comprehensive income	0	0	(790,717,000)	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(790,717,000)	0	0	0	0	0	0
Equity at end of period	0	0	(15,830,910,000)	0	0	(739,646,000)	0	0	0
22 of 99

	Components of equity
Sheet 3 of 3	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	0	109,266,000	(13,621,992,000)	81,117,662,000	15,406,402,000	96,524,064,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	55,782,453,000	363,500,000	56,145,953,000
Other comprehensive income	0	0	0	3,030,376,000	2,103,902,000	2,103,902,000	(37,386,000)	2,066,516,000
Total comprehensive income	0	0	0	3,030,376,000	2,103,902,000	57,886,355,000	326,114,000	58,212,469,000
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	1,053,392,000	108,700,000	1,162,092,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	(141,134,000)	(141,134,000)
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	896,976,000	0	896,976,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	3,030,376,000	2,103,902,000	57,729,939,000	76,280,000	57,806,219,000
Equity at end of period	0	0	0	3,139,642,000	(11,518,090,000)	138,847,601,000	15,482,682,000	154,330,283,000

23 of 99

[610000] Statement of changes in equity - Accumulated Previous

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,907,765,000	15,889,819,000	16,079,124,000	84,280,397,000	0	1,804,327,000	(1,340,854,000)	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	1,597,286,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	24,662,000	832,844,000	0	0
Total comprehensive income	0	0	0	1,597,286,000	0	24,662,000	832,844,000	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	1,053,392,000	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	(71,057,000)	0	(1,581,347,000)	(1,510,290,000)	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	293,834,000	767,005,000	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	(71,057,000)	0	(1,287,513,000)	(199,391,000)	0	24,662,000	832,844,000	0	0
Equity at end of period	4,836,708,000	15,889,819,000	14,791,611,000	84,081,006,000	0	1,828,989,000	(508,010,000)	0	0

24 of 99

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Statement of changes in equity
Equity at beginning of period	0	0	(14,940,039,000)	0	0	(943,834,000)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	44,522,000	0	0	0	0	0	0
Total comprehensive income	0	0	44,522,000	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	44,522,000	0	0	0	0	0	0
Equity at end of period	0	0	(14,895,517,000)	0	0	(943,834,000)	0	0	0

25 of 99

	Components of equity
Sheet 3 of 3	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	0	(136,448,000)	(15,556,848,000)	73,442,009,000	14,497,024,000	87,939,033,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	1,597,286,000	498,437,000	2,095,723,000
Other comprehensive income	0	0	0	92,647,000	994,675,000	994,675,000	4,241,000	998,916,000
Total comprehensive income	0	0	0	92,647,000	994,675,000	2,591,961,000	502,678,000	3,094,639,000
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	1,053,392,000	0	1,053,392,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	16,334,000	16,334,000
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	473,171,000	0	473,171,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	92,647,000	994,675,000	2,011,740,000	519,012,000	2,530,752,000
Equity at end of period	0	0	0	(43,801,000)	(14,562,173,000)	75,453,749,000	15,016,036,000	90,469,785,000

26 of 99

[700000] Informative data about the Statement of financial position

Concept	Close Current Quarter 2022-06-30	Close Previous Exercise 2021-12-31
Informative data of the Statement of Financial Position
Capital stock (nominal)	2,423,549,000	2,423,549,000
Restatement of capital stock	2,413,159,000	2,413,159,000
Plan assets for pensions and seniority premiums	626,280,000	1,312,596,000
Number of executives	34	69
Number of employees	37,157	46,717
Number of workers	0	0
Outstanding shares	332,267,749,203	329,295,860,166
Repurchased shares	19,866,286,635	22,838,175,672
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

27 of 99

[700002] Informative data about the Income statement

Concept	Accumulated Current Year 2022-01-01 - 2022-06-30	Accumulated Previous Year 2021-01-01 - 2021-06-30	Quarter Current Year 2022-04-01 - 2022-06-30	Quarter Previous Year 2021-04-01 - 2021-06-30
Informative data of the Income Statement
Operating depreciation and amortization	10,244,923,000	9,751,248,000	5,167,539,000	5,093,072,000

28 of 99

[700003] Informative data - Income statement for 12 months

Concept	Current Year 2021-07-01 - 2022-06-30	Previous Year 2020-07-01 - 2021-06-30
Informative data - Income Statement for 12 months
Revenue	74,561,865,000	100,307,819,000
Profit (loss) from operating activities	10,664,630,000	18,931,630,000
Profit (loss)	61,405,015,000	9,312,874,000
Profit (loss), attributable to owners of parent	60,240,993,000	8,259,345,000
Operating depreciation and amortization	20,546,977,000	21,269,163,000

29 of 99

[800001] Breakdown of credits

Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
HSBC 1	NO	2016-03-08	2023-03-08	7.13		625,000,000
SCOTIABANK INVERLAT 2	NO	2016-03-08	2023-03-08	7		375,000,000
SCOTIABANK INVERLAT 3	NO	2022-12-03	2026-12-03	8.13 y TIIE+.90						2,650,000,000
SYNDICATE 4	NO	2019-06-05	2024-06-28	TIIE+1.05			9,956,898,000
TOTAL					0	1,000,000,000	9,956,898,000	0	0	2,650,000,000	0	0	0	0	0	0
Other banks
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL					0	1,000,000,000	9,956,898,000	0	0	2,650,000,000	0	0	0	0	0	0
Stock market
Listed on stock exchange - unsecured
SENIOR NOTES 1	YES	2007-05-09	2037-05-11	8.93						4,489,185,000
SENIOR NOTES 2	YES	2013-05-14	2043-05-14	7.62						6,450,461,000
NOTES 3	NO	2017-10-09	2027-09-27	8.79						4,487,417,000
SENIOR NOTES 4	YES	2005-03-18	2025-03-18	6.97										7,995,664,000
SENIOR NOTES 5	YES	2002-03-11	2032-03-11	8.94												6,030,629,000
SENIOR NOTES 6	YES	2009-11-23	2040-01-16	6.97												11,984,769,000
SENIOR NOTES 7	YES	2014-05-13	2045-05-15	5.26												19,771,903,000
SENIOR NOTES 8	YES	2015-11-24	2026-01-30	4.86											6,030,877,000
SENIOR NOTES 9	YES	2015-11-24	2046-01-31	6.44												18,031,447,000
SENIOR NOTES 10	YES	2019-05-21	2049-05-24	5.52												14,840,945,000
TOTAL					0	0	0	0	0	15,427,063,000	0	0	0	7,995,664,000	6,030,877,000	70,659,693,000
Listed on stock exchange - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL					0	0	0	0	0	15,427,063,000	0	0	0	7,995,664,000	6,030,877,000	[5] 70,659,693,000
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Suppliers
Suppliers
VARIOUS SUPPLIERS 1	SI	2022-06-30	2027-12-31			13,610,797,000				662,914,000		4,440,110,000				23,304,000

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Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
TOTAL	0	13,610,797,000	0	0	0	662,914,000	0	4,440,110,000	0	0	0	23,304,000
Total suppliers
TOTAL	0	13,610,797,000	0	0	0	662,914,000	0	4,440,110,000	0	0	0	23,304,000
Other current and non-current liabilities
Other current and non-current liabilities
TOTAL	0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL	0	0	0	0	0	0	0	0	0	0	0	0
Total credits
TOTAL	0	14,610,797,000	9,956,898,000	0	0	18,739,977,000	0	4,440,110,000	0	7,995,664,000	6,030,877,000	70,682,997,000

31 of 99

[800003] Annex - Monetary foreign currency position

	Currencies
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Current monetary assets	2,625,252,000	52,923,768,000	20,247,000	408,169,000	53,331,937,000
Non-current monetary assets	0	0	0	0	0
Total monetary assets	2,625,252,000	52,923,768,000	20,247,000	408,169,000	53,331,937,000
Liabilities position
Current liabilities	414,010,000	8,346,235,000	1,078,000	21,732,000	8,367,967,000
Non-current liabilities	4,389,678,000	88,493,714,000	0	0	88,493,714,000
Total liabilities	4,803,688,000	96,839,949,000	1,078,000	21,732,000	96,861,681,000
Net monetary assets (liabilities)	(2,178,436,000)	(43,916,161,000)	19,169,000	386,437,000	[6] (43,529,744,000)

32 of 99

[800005] Annex - Distribution of income by product

	Income type
	National income	Export income	Income of subsidiaries abroad	Total income
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
SKY, VETV, BLUE TO GO, BLUE TELECOMM
SKY - DTH BROADCAST SATELLITE TV	9,232,768,000	0	606,460,000	9,839,228,000
SKY - PAY PER VIEW	40,724,000	0	4,441,000	45,165,000
SKY - ADVERTISING	531,416,000	0	0	531,416,000
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
IZZI, IZZI GO
CABLE - DIGITAL TV SERVICE	7,923,533,000	0	0	7,923,533,000
CABLE - BROADBAND SERVICES	9,623,612,000	0	0	9,623,612,000
CABLE - SERVICE INSTALLATION	267,153,000	0	0	267,153,000
CABLE - ADVERTISING	982,626,000	0	0	982,626,000
CABLE - TELEPHONY	2,585,539,000	0	0	2,585,539,000
CABLE - OTHER INCOME	27,784,000	0	0	27,784,000
BESTEL, METRORED
CABLE - ENTERPRISE OPERATIONS	2,034,615,000	0	109,612,000	2,144,227,000
OTHER BUSINESSES:
OTHER BUSINESSES:	0	0	0	0
TV Y NOVELAS, VANIDADES, TU,COSMOPOLITAN, COCINA FÁCIL,CARAS, HARPER´S BAZAR, NATIONAL GEOGRAPHIC, ESQUIRE,MUY INTERESANTE
PUBLISHING - MAGAZINE CIRCULATION	143,737,000	0	0	143,737,000
PUBLISHING - ADVERTISING	51,181,000	0	0	51,181,000
PUBLISHING - OTHER INCOME	2,148,000	0	0	2,148,000
VIDEOCINE, PANTELION
DISTRIBUTION, RENTALS AND SALE OF MOVIE RIGHTS	0	0	0	0
CLUB DE FÚTBOL AMÉRICA, ESTADIO AZTECA
SPECIAL EVENTS AND SHOW PROMOTION	1,031,049,000	158,811,000	0	1,189,860,000
PLAY CITY
GAMING	1,169,600,000	0	0	1,169,600,000
GRUPO TELEVISA
TRANSMISSION CONCESSIONS RIGHTS AND FACILITIES OF PRODUCTION	716,717,000	0	0	716,717,000
AMERICAN CARS, VOLKSWAGEN COLLECTION, CASA DE MUÑECAS, GUÍA DE BIENESTAR, SELECCIONES, DC COMICS, MARVEL NOVELAS GRÁFICAS
PUBLISHING DISTRIBUTION	130,611,000	0	0	130,611,000
INTERSEGMENT ELIMINATIONS
INTERSEGMENT ELIMINATIONS	(231,469,000)	0	0	(231,469,000)
TOTAL	36,263,344,000	158,811,000	720,513,000	37,142,668,000

33 of 99

[800007] Annex - Financial derivative instruments

Management discussion about the policy uses of financial derivative instruments, explaining if these policies are allowed just for coverage or for other uses like trading

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”
III. QUALITATIVE AND QUANTITATIVE INFORMATION
i. Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.
In accordance with the policies and procedures implemented by the Vice President of Finance and Risk and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the second quarter of 2022, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), certain financial derivative transactions originally intended to serve as a hedge and in effect as of June 30, 2022, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.
General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.
The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

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The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.
Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.
Financial derivative transactions are reported from time to time to the Audit Committee.
The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and in some instances, using the form agreement ISDAmex. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.
In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.
As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.
In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:
1.	Cross-currency interest rate swaps (i.e., coupon swaps);
2.	Interest rate and inflation-indexed swaps;
3.	Cross-currency principal and interest rate swaps;
4.	Swaptions;
5.	Forward exchange rate contracts;
6.	FX options;
7.	Interest Rate Caps and Floors contracts;
8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.	Credit Default Swaps.
The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.
During the quarter from April to June 2022, there were no defaults or margin calls under the aforementioned financial derivative transactions.
The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.

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The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.
The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.
As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.
Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques

ii. General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.
The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.
In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.
The Company performs its valuations without the participation of any independent third party.
The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

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Management discussion about internal and external sources of liquidity that could be used for attending requirements related to financial derivative instruments

iii. Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.
As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

Changes and management explanation in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports

iv. Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.
Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.
Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.
Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.
As of the date hereof, no circumstance or event of a financial derivative transaction, resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.
Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.
1.
During the relevant quarter, interest rate swaps through which Televisión Internacional, S.A. de C.V.  hedged against a possible change on the Interest Rates with a notional amount of MXN $549,781,512.00 (Five hundred forty nine million seven hundred eighty one thousand five hundred twelve Mexican pesos 00/100), expired. As a result of this hedge, a loss of MXN $145,864.08 (One hundred forty five thousand eight hundred sixty four Mexican pesos 08/100)

During the relevant quarter there were no defaults or margin calls under financial derivative transactions.

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Quantitative information for disclosure

v. Quantitative Information. Attached hereto as “Table 1” is a summary of the financial derivative instruments purchased by Grupo Televisa, S.A.B, Empresas Cablevisión S.A.B. de C.V., Televisión Internacional, S.A. de C.V., and Corporación Novavisión S. de R.L. de C.V. whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.
IV. SENSITIVITY ANALYSIS
Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.
In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1
GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
June 30, 2022
(In thousands of Mexican pesos and/or U.S. dollars, as indicated)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter (5)	Previous Quarter (6)	Current Quarter Dr (Cr) (5)	Previous Quarter Dr (Cr) (6)	Maturing per Year
Interest Rate Swap (1)	Hedging	Ps.2,000,000	TIIE 28 days / 7.3275%	TIIE 28 days / 7.3275%	6,424	1,473	Monthly interest 2022	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.1,500,000	TIIE 28 days / 7.3500%	TIIE 28 days / 7.3500%	7,323	2,545	Monthly interest 2022	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.2,500,000	TIIE 28 days / 7.7485%	TIIE 28 days / 7.7485%	19,503	3,565	Monthly interest 2022-2023	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.10,000,000	TIIE 28 days / 6.7620%	TIIE 28 days / 6.7620%	501,260	360,454	Monthly interest 2022-2024	Does not exist (7)
Forward (1)	Hedging	U.S.$123,388/ Ps.2,480,542	U.S.$123,388/ Ps.2,480,542	-	42,659	-	2022	Does not exist (7)
Interest Rate Swap (2)	Hedging	-	-	TIIE 28 days / 5.585%	-	80	Monthly Interest 2022	Does not exist (7)
Interest Rate Swap (2)	Hedging	-	-	TIIE 28 days / 7.2663%	-	(225)	Monthly Interest 2022	Does not exist (7)
Forward (2)	Hedging	U.S.$27,963/ Ps.560,833	U.S.$27,963/ Ps.560,833	-	11,005	-	2022	Does not exist (7)

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Forward (3)	Hedging	U.S.$38,649/ Ps.775,339	U.S.$38,649/ Ps.775,339	-	14,932	-	2022	Does not exist (7)
Forward (4)	Hedging	U.S.$50,000/ Ps.1,003,917	U.S.$50,000/ Ps.1,003,917	-	13,540	-	2022	Does not exist (7)
				Total	616,646	367,892

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Televisión Internacional, S.A. de C.V.
(3)	Acquired by Empresas Cablevisión, S.A.B. de C.V.
(4)	Acquired by Corporación Novavisión S. de R.L. de C.V.
(5)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as of June 30, 2022, is as follows:

Other financial assets	Ps.	115,386
Other non-current financial assets		501,260
	Ps.	616,646

(6)	Information as of March 31, 2022.
(7)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

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[800100] Notes - Subclassifications of assets, liabilities and equities

Concept	Close Current Quarter 2022-06-30	Close Previous Exercise 2021-12-31
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	42,188,000	53,176,000
Balances with banks	988,933,000	1,127,641,000
Total cash	1,031,121,000	1,180,817,000
Cash equivalents
Short-term deposits, classified as cash equivalents	58,861,076,000	24,647,398,000
Short-term investments, classified as cash equivalents	0	0
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	58,861,076,000	24,647,398,000
Other cash and cash equivalents	0	0
Total cash and cash equivalents	59,892,197,000	25,828,215,000
Trade and other current receivables
Current trade receivables	9,051,800,000	13,093,011,000
Current receivables due from related parties	1,093,442,000	874,852,000
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	1,607,314,000	3,031,233,000
Total current prepayments	1,607,314,000	3,031,233,000
Current receivables from taxes other than income tax	6,475,622,000	9,417,978,000
Current value added tax receivables	6,440,236,000	9,337,972,000
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	1,985,714,000	2,164,284,000
Total trade and other current receivables	20,213,892,000	28,581,358,000
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished goods	0	0
Current spare parts	0	0
Property intended for sale in ordinary course of business	0	0
Other current inventories	2,211,679,000	2,212,859,000
Total current inventories	2,211,679,000	2,212,859,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	4,396,887,000	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	4,396,887,000	0
Trade and other non-current receivables
Non-current trade receivables	385,060,000	385,060,000
Non-current receivables due from related parties	6,017,985,000	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0

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Concept	Close Current Quarter 2022-06-30	Close Previous Exercise 2021-12-31
Non-current value added tax receivables	0	0
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	6,403,045,000	385,060,000
Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	902,714,000	817,793,000
Investments in associates	62,821,993,000	25,886,442,000
Total investments in subsidiaries, joint ventures and associates	63,724,707,000	26,704,235,000
Property, plant and equipment
Land and buildings
Land	5,566,699,000	4,891,626,000
Buildings	4,339,367,000	4,767,765,000
Total land and buildings	9,906,066,000	9,659,391,000
Machinery	56,136,964,000	58,966,115,000
Vehicles
Ships	0	0
Aircraft	503,746,000	507,644,000
Motor vehicles	591,317,000	734,360,000
Total vehicles	1,095,063,000	1,242,004,000
Fixtures and fittings	450,976,000	521,800,000
Office equipment	1,666,781,000	2,117,027,000
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	16,033,501,000	14,535,546,000
Construction prepayments	0	0
Other property, plant and equipment	624,623,000	880,243,000
Total property, plant and equipment	85,913,974,000	87,922,126,000
Investment property
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	182,831,000	218,896,000
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	4,273,449,000	5,158,928,000
Licences and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	22,875,449,000	22,841,400,000
Total intangible assets other than goodwill	27,331,729,000	28,219,224,000
Goodwill	13,904,998,000	14,036,657,000
Total intangible assets and goodwill	41,236,727,000	42,255,881,000
Trade and other current payables
Current trade payables	18,050,907,000	22,874,341,000
Current payables to related parties	104,109,000	82,070,000

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Concept	Close Current Quarter 2022-06-30	Close Previous Exercise 2021-12-31
Accruals and deferred income classified as current
Deferred income classified as current	4,036,449,000	8,998,556,000
Rent deferred income classified as current	0	0
Accruals classified as current	2,766,856,000	4,847,210,000
Short-term employee benefits accruals	1,151,216,000	2,332,260,000
Total accruals and deferred income classified as current	6,803,305,000	13,845,766,000
Current payables on social security and taxes other than income tax	2,151,643,000	3,900,861,000
Current value added tax payables	1,486,794,000	3,143,958,000
Current retention payables	251,229,000	516,099,000
Other current payables	0	0
Total trade and other current payables	27,361,193,000	41,219,137,000
Other current financial liabilities
Bank loans current	1,000,000,000	4,106,432,000
Stock market loans current	0	0
Other current liabilities at cost	0	0
Other current liabilities at no cost	0	149,087,000
Other current financial liabilities	1,925,408,000	2,034,577,000
Total Other current financial liabilities	2,925,408,000	6,290,096,000
Trade and other non-current payables
Non-current trade payables	686,218,000	5,328,025,000
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	5,321,848,000	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	5,321,848,000	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	6,008,066,000	5,328,025,000
Other non-current financial liabilities
Bank loans non-current	12,606,898,000	16,093,167,000
Stock market loans non-current	100,113,297,000	105,592,543,000
Other non-current liabilities at cost	0	0
Other non-current liabilities at no cost	0	23,798,000
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	112,720,195,000	121,709,508,000
Other provisions
Other non-current provisions	1,107,203,000	1,079,671,000
Other current provisions	1,138,000	1,107,000
Total other provisions	1,108,341,000	1,080,778,000
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	1,581,651,000	2,040,114,000
Reserve of cash flow hedges	331,173,000	8,467,000
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	(15,830,910,000)	(15,040,193,000)
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0
Reserve of share-based payments	0	0

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Concept	Close Current Quarter 2022-06-30	Close Previous Exercise 2021-12-31
Reserve of remeasurements of defined benefit plans	(739,646,000)	(739,646,000)
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	3,139,642,000	109,266,000
Total other reserves	(11,518,090,000)	(13,621,992,000)
Net assets (liabilities)
Assets	324,268,074,000	293,742,081,000
Liabilities	169,937,791,000	197,218,017,000
Net assets (liabilities)	154,330,283,000	96,524,064,000
Net current assets (liabilities)
Current assets	96,019,872,000	73,258,950,000
Current liabilities	38,943,126,000	56,669,522,000
Net current assets (liabilities)	57,076,746,000	16,589,428,000

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[800200] Notes - Analysis of income and expense

Concept	Accumulated Current Year 2022-01-01 - 2022-06-30	Accumulated Previous Year 2021-01-01 - 2021-06-30	Quarter Current Year 2022-04-01 - 2022-06-30	Quarter Previous Year 2021-04-01 - 2021-06-30
Analysis of income and expense
Revenue
Revenue from rendering of services	29,466,154,000	28,102,364,000	14,904,162,000	14,336,707,000
Revenue from sale of goods	345,402,000	407,658,000	162,794,000	210,217,000
Interest income	0	0	0	0
Royalty income	293,482,000	304,604,000	9,346,000	94,444,000
Dividend income	0	0	0	0
Rental income	7,037,630,000	7,681,609,000	3,457,153,000	3,832,577,000
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	37,142,668,000	36,496,235,000	18,533,455,000	18,473,945,000
Finance income
Interest income	868,214,000	325,773,000	529,294,000	144,654,000
Net gain on foreign exchange	0	276,759,000	552,214,000	1,651,329,000
Gains on change in fair value of derivatives	0	0	64,481,000	0
Gain on change in fair value of financial instruments	0	0	0	0
Other finance income	0	0	0	0
Total finance income	868,214,000	602,532,000	1,145,989,000	1,795,983,000
Finance costs
Interest expense	5,020,725,000	4,503,803,000	2,214,872,000	2,198,313,000
Net loss on foreign exchange	1,755,219,000	0	0	0
Losses on change in fair value of derivatives	50,822,000	721,024,000	0	603,952,000
Loss on change in fair value of financial instruments	0	0	0	0
Other finance cost	0	0	0	0
Total finance costs	6,826,766,000	5,224,827,000	2,214,872,000	2,802,265,000
Tax income (expense)
Current tax	895,998,000	1,903,308,000	674,558,000	692,791,000
Deferred tax	(263,152,000)	(2,246,614,000)	836,414,000	(273,160,000)
Total tax income (expense)	632,846,000	(343,306,000)	1,510,972,000	419,631,000

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[800500] Notes - List of notes

Disclosure of notes and other explanatory information

See Notes 1 y 2 of the Disclosure of interim financial reporting

Disclosure of general information about financial statements

Corporate Information
Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies
The interim condensed consolidated financial statements of the Group, as of June 30, 2022 and December 31, 2021, and for the six months ended June 30, 2022 and 2021, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2021 and 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of June 30, 2022. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2022 did not have a significant impact in these interim un audited condensed consolidated financial statements.

Disclosure of significant accounting policies

Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of its annual consolidated financial statements as of December 31, 2021, and where applicable, of its interim condensed consolidated financial statements, are summarized below.

(a)	Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019, are presented in accordance with International Financial Reporting Standards (“IFRS Standards”), as issued by the International Accounting Standards Board (“IASB”). IFRS Standards comprise: (i) IFRS Standards; (ii) International Accounting Standards (“IAS Standards”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below.

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The preparation of consolidated financial statements in conformity with IFRS Standards, requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

These consolidated financial statements were authorized for issuance on March 30, 2022, by the Group’s Corporate Vice President of Finance.

(b)	Consolidation

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.

Subsidiaries
Subsidiaries are all entities over which the Company has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

Changes in Ownership Interests in Subsidiaries without Change of Control
Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Loss of Control of a Subsidiary
When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.

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At December 31, 2021 and 2020, the main direct and indirect subsidiaries of the Company were as follows:

Subsidiaries	Company’s Ownership Interest (1)	Business Segment (2)
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (4)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (5)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (6)	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (7)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (8)	100%	Cable
FTTH de México, S.A. de C.V. (9)	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (10)	100%	Cable and Sky
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (11)	58.7%	Sky
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries	100%	Content and Other Businesses
Televisa, S. de R. L. de C.V. (Televisa, S.A. de C.V. through May 2021) (“Televisa”) (12)	100%	Content
Televisión Independiente de México, S.A. de C.V. (“TIM”) (12)	100%	Content
G.Televisa-D, S.A. de C.V. (12)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (13)	100%	Content
Ulvik, S.A. de C.V. (14)	100%	Content and Other Businesses
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (15)	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) and subsidiaries (16)	—	Disposed operations in 2020

(1)	Percentage of equity interest directly or indirectly held by the Company.

(2)	See Note 26 for a description of each of the Group’s business segments. See Notes 3 and 30 for the Group’s transaction with UH II, which was concluded on January 31, 2022.

(3)	Empresas Cablevisión, S.A.B. de C.V., is a direct majority-owned subsidiary of CVQ.

(4)	The subsidiaries in the Cablemás business are directly and indirectly owned by CVQ.

(5)	Televisión Internacional, S.A. de C.V., is a direct subsidiary of CVQ.

(6)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(7)	Arretis, S.A.P.I. de C.V., is a direct subsidiary of CVQ.

(8)	The subsidiaries in the Telecable business are directly owned by CVQ.

(9)	FTTH de México, S. A. de C.V., is an indirect subsidiary of CVQ.

(10)	CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova.

(11)
Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.

(12)	TIM and G.Televisa-D, S.A. de C.V., are direct subsidiaries of Grupo Telesistema. Through January 31, 2022, Televisa was a direct subsidiary of Grupo Telesistema.

(13)
Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are indirect wholly-owned subsidiaries of Grupo Telesistema, through which the Company owns shares of the capital stock of UH II, the successor company of Univision Holdings, Inc. (“UHI”) and the parent company of Univision, and maintained through December 29, 2020, an investment in warrants that were exercised for shares of common stock of UHI on that date. Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock issued by UH II as of December 31, 2021, and UHI as of December 31, 2020 (see Notes 3, 9, 10 and 20).

(14)	Direct subsidiary through which the Group conducts certain operations of its Other Businesses segment, and conducted certain operations of its Content segment through January 31, 2022.

(15)	Villacezán is an indirect subsidiary of Grupo Telesistema.

(16)
In July 2020, the Company concluded the sale of its 50% equity interest in Radiópolis. Through June 2020, Radiópolis was a direct subsidiary of the Company through which the Group conducted the operations of its former Radio business. The Company controlled Radiópolis as it had the right to appoint the majority of the members of the Board of Directors of Radiópolis. The Radio business was part the of the Group’s Other Businesses segment through the third quarter of 2019. Beginning in the fourth quarter of 2019, the assets and related liabilities of the Radio Business, as well as its operating results, were classified as held for sale in the Group’s consolidated financial statements through June 30, 2020 (see Notes 3 and 26).

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The Group’s Cable, Sky and Content segments, require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

Renewal of concessions for the Cable and Sky segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

Renewal of broadcasting concessions for the Content segment through January 31, 2022, and for the broadcast programming operations over television stations for the signals of TelevisaUnivision beginning on February 1, 2022,  require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.

The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

At December 31, 2021, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Cable	Various from 2026 to 2056
Sky	Various from 2022 to 2056
Content (broadcasting concessions) (1)	In 2021, and the relevant renewals started in 2022 ending in 2042 and 2052
Other Businesses:
Gaming	In 2030

(1)
In November 2018, the IFT approved (i) 23 concessions for the use of spectrum that comprise the Company’s 225 TV stations, for a term of 20 years, starting in January 2022 and ending in January 2042, and (ii) six concessions that grant the authorization to provide digital broadcasting television services of such 225 TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In November 2018, the Group paid for such renewal an aggregate amount of Ps.5,754,543 in cash, which included a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Note 13).

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for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Note 13).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

(c)	Investments in Associates and Joint Ventures

Associates are those entities over which the Group has significant influence but not control or joint control, over the financial and operating policies, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with other stockholder or more stockholders, without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition. The investor’s income or loss includes its share of the investee’s income or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

The Group’s investments in associates include an equity interest in UH II (the successor company of UHI) represented by approximately 35.5% and 35.9% of the outstanding total shares of UH II (the successor company of UHI) as of December 31, 2021 and 2020, respectively (see Notes 3, 9 and 10).

If the Group’s share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

(d)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s Co-Chief Executive Officers (“chief operating decision makers”), who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.

(e)	Foreign Currency Translation

Functional and Presentation Currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and reporting currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.

Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.

Translation of Foreign Operations
The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); (c) stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated and (d) all resulting translation differences are recognized in other comprehensive income or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

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Assets and liabilities in foreign currencies of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are initially converted to Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of UH II (UHI, until May 18, 2021) (hedged item), which amounted to U.S.$1,254.5 million (Ps.25,721,539) and U.S.$1,074.0 million (Ps.21,424,180) as of December 31, 2021 and 2020, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) was designated as a fair value hedge of foreign exchange exposure related to its investment in warrants that were exercisable for common stock of UHI (hedged item) through December 29, 2020, the date on which the Group exercised all of these warrants for common stock of UHI, which amounted to Ps.17,387,699 (U.S.$871.6 million) as of December 29, 2020 and Ps.33,775,451 (U.S.$1,788.6 million) as of December 31, 2019. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt was credited or charged directly to other comprehensive income or loss through December 29, 2020, along with the recognition in the same line item of any foreign currency gain or loss of this investment in warrants designated as a hedged item through that date (see Notes 9, 14 and 18).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund (hedged item), which amounted to Ps.945,176 (U.S.$46.1 million) and Ps.1,135,803 (U.S.$56.9 million), as of December 31, 2021 and 2020, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund designated as a hedged item (see Notes 9, 14 and 18).

(f)	Cash and Cash Equivalents and Temporary Investments

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and other financial instruments, or a combination thereof, as well as current maturities of noncurrent financial assets. Temporary investments are measured at fair value with changes in fair value recognized in finance income in the consolidated income statement, except the current maturities of non-current held-to-maturity securities which are measured at amortized cost.

As of December 31, 2021 and 2020, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 0.07% for U.S. dollar deposits and 4.36% for Mexican peso deposits in 2021, and approximately 0.38% for U.S. dollar deposits and 5.40% for Mexican peso deposits in 2020.

(g)	Transmission Rights and Programming

Programming is comprised of programs, literary works, production talent advances and films.

Transmission rights and literary works are valued at the lesser of acquisition cost and net realizable value. Programs and films are valued at the lesser of production cost, which consists of direct production costs and production overhead, and net realizable value. Payments for production talent advances are initially capitalized and subsequently included as direct or indirect costs of program production. Transmission rights are recognized from the point of which the legally enforceable license period begins. Until the license term commences and the programming rights are available, payments made are recognized as prepayments.

The Group’s policy is to capitalize the production costs of programs which benefit more than one annual period and amortize them over the expected period of future program revenues based on the Company’s historical revenue patterns and usage for similar productions.

Transmission rights, programs, literary works, production talent advances and films are recorded at acquisition or production cost. Cost of sales is calculated and recorded for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues.

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Transmission rights are recognized in income over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.

(h)	Inventories

Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realizable value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

(i)	Financial Assets

The Group classifies its financial assets in accordance with IFRS 9 Financial Instruments (“IFRS 9”) which became effective on January 1, 2018. Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

Financial Assets Measured at Amortized Cost
Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying amount recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade notes and accounts receivable”, “other accounts and notes receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

Financial Assets Measured at FVOCIL
Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9. In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

Financial Assets at FVIL
Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets
The Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at FVOCIL. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables (see Note 7).

Offsetting of Financial Instruments
Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

(j)	Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

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Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying amount of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:
Estimated Useful Lives

Buildings	20-65 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	3-10 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

(k)	Right-of-use Assets

Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight – line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

(l)	Intangible Assets and Goodwill

Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated Useful Lives
Trademarks with finite useful lives	4 years
Licenses	3-10 years
Subscriber lists	4-5 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years

Trademarks
The Group determines its acquired trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.

Concessions
The Group defined concessions to have an indefinite life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits.

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Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-live basis over the fixed term of the related concession.

Goodwill
Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher between the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods.

(m)	Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 13), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying amount of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

(n)	Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2021 and 2020.

(o)	Debt

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period on which the debt is outstanding using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2021 and 2020.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(p)	Customer Deposits and Advances

Customer deposits and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group’s platforms based on rates established by the Group. Such rates vary depending on when the advertisement is made, including the season, hour, day and type of programming.

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The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position, when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7). In connection with the initial adoption of IFRS 15 Revenues from Contracts with Customers (“IFRS 15”) in the first quarter of 2018 (see Note 2 (s)), customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. Under the guidelines of this standard, a contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract asset upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term.

(q)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(r)	Equity

The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Standards. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

(s)	Revenue Recognition and Contract Costs

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group derives the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

•	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.

•
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

•	Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.

•	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services were rendered.

•	Revenues from program services for network subscription and licensed and syndicated television programs are recognized when the programs were sold and became available for broadcast.

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•
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.

•	Revenues from publishing distribution are recognized upon distribution of the products.

•	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.

•	Motion picture production and distribution revenues are recognized as the films were exhibited.

•	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win.

In respect to sales of multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. For example, the Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.

Contract Costs
Incremental costs for obtaining contracts with customers in the Cable and Sky segments, primarily commissions, are recognized as contract costs (assets) in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

The Group has recognized assets from incremental costs of obtaining contracts with customers, primarily commissions, which were classified as current and non-current assets in its consolidated financial statements as of December 31, 2021 and 2020, as follows:

	Cable		Sky		Total
Contract costs:
At January 1, 2021	Ps.	2,027,691	Ps.	2,513,866	Ps.	4,541,557
Additions		1,209,894		1,088,956		2,298,850
Amount recognized in income		(739,461)		(1,102,632)		(1,842,093)
Total Contract Costs at December 31, 2021		2,498,124		2,500,190		4,998,314
Less:
Current Contract Costs		797,273		985,450		1,782,723
Total Non-current Contract Costs	Ps.	1,700,851	Ps.	1,514,740	Ps.	3,215,591

	Cable		Sky		Total
Contract costs:
At January 1, 2020	Ps.	1,436,758	Ps.	2,254,479	Ps.	3,691,237
Additions		1,163,038		1,335,300		2,498,338
Amount recognized in income		(572,105)		(1,075,913)		(1,648,018)
Total Contract Costs at December 31, 2020		2,027,691		2,513,866		4,541,557
Less:
Current Contract Costs		640,655		957,792		1,598,447
Total Non-current Contract Costs	Ps.	1,387,036	Ps.	1,556,074	Ps.	2,943,110

(t)	Interest Income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.

(u)	Employee Benefits

Pension and Seniority Premium Obligations
Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows

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using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post- employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing
The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred.

Termination Benefits
Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits.

(v)	Income Taxes

The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(w)	Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2021, 2020 and 2019, certain derivative financial instruments qualified for hedge accounting (see Note 15).

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(x)	Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(y)	Share-based Payment Agreements
Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.1,088,413, Ps.984,356 and Ps.1,129,644 for the years ended December 31, 2021, 2020 and 2019, respectively, of which Ps.1,066,863, Ps.962,806 and Ps.1,108,094 was credited in consolidated stockholders’ equity for each of those years, respectively (see Note 17).

(z)	Leases

In the first quarter of 2019, the Group adopted IFRS 16 Leases (“IFRS 16”), which became effective for annual periods beginning on January 1, 2019 (see Note 28). The Group does not apply this IFRS Standard to short-term leases and leases for which the underlying asset is of low value, as permitted by the guidelines of IFRS 16.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as operating leases under the guidelines of IAS 17 Leases (“IAS 17”). These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee´s incremental borrowing rate as of January 1, 2019. The average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019, was 4.7% and 10.6% for U.S. dollars leases and Mexican pesos leases, respectively.

(aa)	New and Amended IFRS Standards

The Group adopted IFRS 16 in 2019, which became effective for annual periods beginning on January 1, 2019 (see Notes 2 (k), 2 (z) and 28). Some other amendments and improvements to certain IFRS Standards became effective on January 1, 2021, 2020 and 2019, and they did not have any significant impact on the Group’s consolidated financial statements.
Below is a list of the new and amended IFRS Standards that have been issued by the IASB and are effective for annual periods beginning on January 1, 2022.

New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After

Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 17 (2)	Insurance Contracts	January 1, 2023
Amendments to IAS 1 (1)	Classification of Liabilities as Current or Non-current	January 1, 2023
Annual Improvements (1)	Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
Amendments to IAS 16 (1)	Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022
Amendments to IAS 37 (1)	Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3 (1)	Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 8 (1)	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2 (1)	Disclosure of Accounting Policies	January 1, 2023
Amendment to IFRS 16 (1)	Covid-19-Related Rent Concessions beyond 30 June 2021	April 1, 2021
Amendments to IAS 12 (1)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendment to IFRS 17 (2)	Initial Application of IFRS 17 and IFRS 9 – Comparative Information	January 1, 2023

(1) This new or amended IFRS Standard is not expected to have a significant impact on the Group’s consolidated financial statements.

(2) This new or amended IFRS Standard is not expected to be applicable to the Group’s consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction

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involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact. These amendments are expected to be applicable to the Group’s consolidated financial statements in connection with the closing of the transaction with UH II in the first quarter of 2022 (see Note 3). As permitted, the Group will apply these amendments in 2022 and disclose this fact in its consolidated financial statements.

IFRS 17 Insurance Contracts (“IFRS 17”) was issued in May 2017 and amended in June 2020. IFRS 17 supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. Amendments to IFRS 17 were issued in June 2020 aimed at helping companies implement the Standard and making it easier for them to explain their financial performance. The fundamental principles introduced when IFRS 17 was issued in May 2017 remained unaffected. IFRS 17 is effective on January 1, 2023, and earlier application is permitted.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current were issued in January 2020, and clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2023, retrospectively in accordance with IAS 8. Earlier application is permitted.

Annual Improvements to IFRS Standards 2018-2020, were issued in May 2020, and make minor amendments to certain IFRS Standards. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The following table shows the IFRS Standards amended and the subject of the amendments.

Standard	Subject of Amendment
IFRS 1 First-time Adoption of International Reporting Standards	Subsidiary as a First-time Adopter
IFRS 9 Financial Instruments	Fees in the “10 per cent” Test for Derecognition of Financial Liabilities
Illustrative Examples accompanying IFRS 16 Leases	Lease Incentives
IAS 41 Agriculture	Taxation in Fair Value Measurements

Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use, were issued in May 2020, and prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in income or loss.

Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract, were issued in May 2020, and specify which costs a company includes when assessing whether a contract will be loss-making, under the guidelines of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after 1 January 2022. Earlier application is permitted.

Amendments to IFRS 3 Reference to the Conceptual Framework, were issued in May 2020, and update a reference in IFRS 3 Business Combinations (“IFRS 3”) to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations. Also added to IFRS 3 an exception to its requirement for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. The exception specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 should instead refer to IAS 37. The Board added this exception to avoid an unintended consequence of updating the reference. Without the exception, an entity would have recognized some liabilities on the acquisition of a business that it would not recognize in other circumstances. Immediately after the acquisition, the entity would have had to derecognize such liabilities and recognize a gain that did not depict an economic gain. The amendments to IFRS 3 are effective for business combinations occurring in reporting periods starting on or after January 1, 2022. Earlier application is permitted.

Amendments to IAS 8 Definition of Accounting Estimates, were issued in February 2021, the amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted.

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies, were issued in February 2021, the Board amended paragraphs 117–122 of IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the Board also amended IFRS Practice Statement 2 Making Materiality Judgements (Materiality Practice Statement) to explain and demonstrate the application of the “four-step materiality process” to accounting policy disclosures.

Amendment to IFRS 16 Covid-19-Related Rent Concessions beyond 30 June 2021 was issued in March 2021 and extends by one year the application period of the practical expedient in IFRS 16. In response to calls from stakeholders and because the Covid-19 pandemic is still at its height, the amendment extends this relief by one year to cover rent concessions that reduce only lease payments due on

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or before June 30, 2022. The original amendment was issued in May 2020 and exempts lessees from having to consider individual lease contracts to determine whether rent concessions, such as rent holidays and temporary rent reductions, occurring as a direct consequence of the Covid-19 pandemic are lease modifications, and allows lessees to account for such rent concessions as if they were not lease modifications. The amendment is effective for annual reporting periods beginning on or after April 1, 2021.

Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction were issued in May 2021 and specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 Income Taxes specifies how a company accounts for income tax, including deferred tax, which represents tax payable or recoverable in the future. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets and liabilities for the first time. Previously, there had been some uncertainty about whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability. The amendments clarify that the exemption does not apply and that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

Amendment to IFRS 17 Initial Application of IFRS 17 and IFRS 9 – Comparative Information, was issued in December 2021 and includes a narrow-scope amendment to the transition requirements in IFRS 17, providing insurers with an option aimed at improving the usefulness of information to investors on initial application of the new Standard. The amendment relates to insurers’ transition to the new Standard only, and it does not affect any other requirements in IFRS 17. IFRS 17 and IFRS 9 have different transition requirements. For some insurers, these differences can cause temporary accounting mismatches between financial assets and insurance contract liabilities in the comparative information they present in their financial statements when applying IFRS 17 and IFRS 9 for the first time. IFRS 17, including this amendment, is effective for annual reporting periods beginning on or after January 1, 2023.

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[800600] Notes - List of accounting policies

Disclosure of significant accounting policies

Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of its annual consolidated financial statements as of December 31, 2021, and where applicable, of its interim condensed consolidated financial statements, are summarized below.

(a)	Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019, are presented in accordance with International Financial Reporting Standards (“IFRS Standards”), as issued by the International Accounting Standards Board (“IASB”). IFRS Standards comprise: (i) IFRS Standards; (ii) International Accounting Standards (“IAS Standards”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below.

The preparation of consolidated financial statements in conformity with IFRS Standards, requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

These consolidated financial statements were authorized for issuance on March 30, 2022, by the Group’s Corporate Vice President of Finance.

(b)	Consolidation

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.

Subsidiaries
Subsidiaries are all entities over which the Company has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

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Changes in Ownership Interests in Subsidiaries without Change of Control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Loss of Control of a Subsidiary
When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.

At December 31, 2021 and 2020, the main direct and indirect subsidiaries of the Company were as follows:

Subsidiaries	Company’s Ownership Interest (1)	Business Segment (2)
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (4)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (5)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (6)	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (7)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (8)	100%	Cable
FTTH de México, S.A. de C.V. (9)	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (10)	100%	Cable and Sky
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (11)	58.7%	Sky
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries	100%	Content and Other Businesses
Televisa, S. de R. L. de C.V. (Televisa, S.A. de C.V. through May 2021) (“Televisa”) (12)	100%	Content
Televisión Independiente de México, S.A. de C.V. (“TIM”) (12)	100%	Content
G.Televisa-D, S.A. de C.V. (12)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (13)	100%	Content
Ulvik, S.A. de C.V. (14)	100%	Content and Other Businesses
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (15)	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) and subsidiaries (16)	—	Disposed operations in 2020

(1)	Percentage of equity interest directly or indirectly held by the Company.

(2)	See Note 26 for a description of each of the Group’s business segments. See Notes 3 and 30 for the Group’s transaction with UH II, which was concluded on January 31, 2022.

(3)	Empresas Cablevisión, S.A.B. de C.V., is a direct majority-owned subsidiary of CVQ.

(4)	The subsidiaries in the Cablemás business are directly and indirectly owned by CVQ.

(5)	Televisión Internacional, S.A. de C.V., is a direct subsidiary of CVQ.

(6)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(7)	Arretis, S.A.P.I. de C.V., is a direct subsidiary of CVQ.

(8)	The subsidiaries in the Telecable business are directly owned by CVQ.

(9)	FTTH de México, S. A. de C.V., is an indirect subsidiary of CVQ.

(10)	CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova.

(11)
Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.

(12)	TIM and G.Televisa-D, S.A. de C.V., are direct subsidiaries of Grupo Telesistema. Through January 31, 2022, Televisa was a direct subsidiary of Grupo Telesistema.

(13)
Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are indirect wholly-owned subsidiaries of Grupo Telesistema, through which the Company owns shares of the capital stock of UH II, the successor company of Univision Holdings, Inc. (“UHI”) and

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the parent company of Univision, and maintained through December 29, 2020, an investment in warrants that were exercised for shares of common stock of UHI on that date. Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock issued by UH II as of December 31, 2021, and UHI as of December 31, 2020 (see Notes 3, 9, 10 and 20).

(14)	Direct subsidiary through which the Group conducts certain operations of its Other Businesses segment, and conducted certain operations of its Content segment through January 31, 2022.

(15)	Villacezán is an indirect subsidiary of Grupo Telesistema.

(16)
In July 2020, the Company concluded the sale of its 50% equity interest in Radiópolis. Through June 2020, Radiópolis was a direct subsidiary of the Company through which the Group conducted the operations of its former Radio business. The Company controlled Radiópolis as it had the right to appoint the majority of the members of the Board of Directors of Radiópolis. The Radio business was part the of the Group’s Other Businesses segment through the third quarter of 2019. Beginning in the fourth quarter of 2019, the assets and related liabilities of the Radio Business, as well as its operating results, were classified as held for sale in the Group’s consolidated financial statements through June 30, 2020 (see Notes 3 and 26).

The Group’s Cable, Sky and Content segments, require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

Renewal of concessions for the Cable and Sky segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

Renewal of broadcasting concessions for the Content segment through January 31, 2022, and for the broadcast programming operations over television stations for the signals of TelevisaUnivision beginning on February 1, 2022,  require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.

The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

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At December 31, 2021, the expiration dates of the Group’s concessions and permits were as follows:
Segments	Expiration Dates
Cable	Various from 2026 to 2056
Sky	Various from 2022 to 2056
Content (broadcasting concessions) (1)	In 2021, and the relevant renewals started in 2022 ending in 2042 and 2052
Other Businesses:
Gaming	In 2030

(1)
In November 2018, the IFT approved (i) 23 concessions for the use of spectrum that comprise the Company’s 225 TV stations, for a term of 20 years, starting in January 2022 and ending in January 2042, and (ii) six concessions that grant the authorization to provide digital broadcasting television services of such 225 TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In November 2018, the Group paid for such renewal an aggregate amount of Ps.5,754,543 in cash, which included a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Note 13).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

(c)	Investments in Associates and Joint Ventures

Associates are those entities over which the Group has significant influence but not control or joint control, over the financial and operating policies, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with other stockholder or more stockholders, without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition. The investor’s income or loss includes its share of the investee’s income or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

The Group’s investments in associates include an equity interest in UH II (the successor company of UHI) represented by approximately 35.5% and 35.9% of the outstanding total shares of UH II (the successor company of UHI) as of December 31, 2021 and 2020, respectively (see Notes 3, 9 and 10).

If the Group’s share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

(d)	Segment Reporting

 Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s Co-Chief Executive Officers (“chief operating decision makers”), who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.

(e)	Foreign Currency Translation

Functional and Presentation Currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and reporting currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.

Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the

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carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.

Translation of Foreign Operations
The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); (c) stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated and (d) all resulting translation differences are recognized in other comprehensive income or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

Assets and liabilities in foreign currencies of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are initially converted to Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of UH II (UHI, until May 18, 2021) (hedged item), which amounted to U.S.$1,254.5 million (Ps.25,721,539) and U.S.$1,074.0 million (Ps.21,424,180) as of December 31, 2021 and 2020, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) was designated as a fair value hedge of foreign exchange exposure related to its investment in warrants that were exercisable for common stock of UHI (hedged item) through December 29, 2020, the date on which the Group exercised all of these warrants for common stock of UHI, which amounted to Ps.17,387,699 (U.S.$871.6 million) as of December 29, 2020 and Ps.33,775,451 (U.S.$1,788.6 million) as of December 31, 2019. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt was credited or charged directly to other comprehensive income or loss through December 29, 2020, along with the recognition in the same line item of any foreign currency gain or loss of this investment in warrants designated as a hedged item through that date (see Notes 9, 14 and 18).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund (hedged item), which amounted to Ps.945,176 (U.S.$46.1 million) and Ps.1,135,803 (U.S.$56.9 million), as of December 31, 2021 and 2020, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund designated as a hedged item (see Notes 9, 14 and 18).

(f)	Cash and Cash Equivalents and Temporary Investments

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and other financial instruments, or a combination thereof, as well as current maturities of noncurrent financial assets. Temporary investments are measured at fair value with changes in fair value recognized in finance income in the consolidated income statement, except the current maturities of non-current held-to-maturity securities which are measured at amortized cost.

As of December 31, 2021 and 2020, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 0.07% for U.S. dollar deposits and 4.36% for Mexican peso deposits in 2021, and approximately 0.38% for U.S. dollar deposits and 5.40% for Mexican peso deposits in 2020.

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(g)	Transmission Rights and Programming

Programming is comprised of programs, literary works, production talent advances and films.

Transmission rights and literary works are valued at the lesser of acquisition cost and net realizable value. Programs and films are valued at the lesser of production cost, which consists of direct production costs and production overhead, and net realizable value. Payments for production talent advances are initially capitalized and subsequently included as direct or indirect costs of program production. Transmission rights are recognized from the point of which the legally enforceable license period begins. Until the license term commences and the programming rights are available, payments made are recognized as prepayments.

The Group’s policy is to capitalize the production costs of programs which benefit more than one annual period and amortize them over the expected period of future program revenues based on the Company’s historical revenue patterns and usage for similar productions.

Transmission rights, programs, literary works, production talent advances and films are recorded at acquisition or production cost. Cost of sales is calculated and recorded for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues.

Transmission rights are recognized in income over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.

(h)	Inventories

Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realizable value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.
(i)	Financial Assets

The Group classifies its financial assets in accordance with IFRS 9 Financial Instruments (“IFRS 9”) which became effective on January 1, 2018. Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

Financial Assets Measured at Amortized Cost
Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying amount recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade notes and accounts receivable”, “other accounts and notes receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

Financial Assets Measured at FVOCIL
Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9. In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

Financial Assets at FVIL
Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets
The Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at FVOCIL. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables (see Note 7).

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Offsetting of Financial Instruments
Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

(j)	Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying amount of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives

Buildings	20-65 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	3-10 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

(k)	Right-of-use Assets

Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight – line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

(l)	Intangible Assets and Goodwill

Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated Useful Lives
Trademarks with finite useful lives	4 years
Licenses	3-10 years
Subscriber lists	4-5 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years
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Trademarks
The Group determines its acquired trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.

Concessions
The Group defined concessions to have an indefinite life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits.

Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-live basis over the fixed term of the related concession.

Goodwill
Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher between the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods.

(m)	Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 13), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying amount of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

(n)	Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2021 and 2020.

(o)	Debt

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period on which the debt is outstanding using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

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Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2021 and 2020.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(p)	Customer Deposits and Advances

Customer deposits and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group’s platforms based on rates established by the Group. Such rates vary depending on when the advertisement is made, including the season, hour, day and type of programming.

The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position, when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7). In connection with the initial adoption of IFRS 15 Revenues from Contracts with Customers (“IFRS 15”) in the first quarter of 2018 (see Note 2 (s)), customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. Under the guidelines of this standard, a contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract asset upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term.
(q)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(r)	Equity

The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Standards. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

(s)	Revenue Recognition and Contract Costs

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group derives the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

•	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.

•
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

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•	Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.

•	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services were rendered.

•	Revenues from program services for network subscription and licensed and syndicated television programs are recognized when the programs were sold and became available for broadcast.

•
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.

•	Revenues from publishing distribution are recognized upon distribution of the products.

•	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.

•	Motion picture production and distribution revenues are recognized as the films were exhibited.

•	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win.

In respect to sales of multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. For example, the Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.

Contract Costs
Incremental costs for obtaining contracts with customers in the Cable and Sky segments, primarily commissions, are recognized as contract costs (assets) in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

The Group has recognized assets from incremental costs of obtaining contracts with customers, primarily commissions, which were classified as current and non-current assets in its consolidated financial statements as of December 31, 2021 and 2020, as follows:

	Cable		Sky		Total
Contract costs:
At January 1, 2021	Ps.	2,027,691	Ps.	2,513,866	Ps.	4,541,557
Additions		1,209,894		1,088,956		2,298,850
Amount recognized in income		(739,461)		(1,102,632)		(1,842,093)
Total Contract Costs at December 31, 2021		2,498,124		2,500,190		4,998,314
Less:
Current Contract Costs		797,273		985,450		1,782,723
Total Non-current Contract Costs	Ps.	1,700,851	Ps.	1,514,740	Ps.	3,215,591

	Cable		Sky		Total
Contract costs:
At January 1, 2020	Ps.	1,436,758	Ps.	2,254,479	Ps.	3,691,237
Additions		1,163,038		1,335,300		2,498,338
Amount recognized in income		(572,105)		(1,075,913)		(1,648,018)
Total Contract Costs at December 31, 2020		2,027,691		2,513,866		4,541,557
Less:
Current Contract Costs		640,655		957,792		1,598,447
Total Non-current Contract Costs	Ps.	1,387,036	Ps.	1,556,074	Ps.	2,943,110

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(t)	Interest Income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.

(u)	Employee Benefits

Pension and Seniority Premium Obligations
Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post- employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing
The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred.

Termination Benefits
Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits.

(v)	Income Taxes

The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

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(w)	Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2021, 2020 and 2019, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x)	Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(y)	Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.1,088,413, Ps.984,356 and Ps.1,129,644 for the years ended December 31, 2021, 2020 and 2019, respectively, of which Ps.1,066,863, Ps.962,806 and Ps.1,108,094 was credited in consolidated stockholders’ equity for each of those years, respectively (see Note 17).
(z)	Leases

In the first quarter of 2019, the Group adopted IFRS 16 Leases (“IFRS 16”), which became effective for annual periods beginning on January 1, 2019 (see Note 28). The Group does not apply this IFRS Standard to short-term leases and leases for which the underlying asset is of low value, as permitted by the guidelines of IFRS 16.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as operating leases under the guidelines of IAS 17 Leases (“IAS 17”). These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee´s incremental borrowing rate as of January 1, 2019. The average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019, was 4.7% and 10.6% for U.S. dollars leases and Mexican pesos leases, respectively.

(aa)	New and Amended IFRS Standards

The Group adopted IFRS 16 in 2019, which became effective for annual periods beginning on January 1, 2019 (see Notes 2 (k), 2 (z) and 28). Some other amendments and improvements to certain IFRS Standards became effective on January 1, 2021, 2020 and 2019, and they did not have any significant impact on the Group’s consolidated financial statements.

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Below is a list of the new and amended IFRS Standards that have been issued by the IASB and are effective for annual periods beginning on January 1, 2022.
New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After

Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 17 (2)	Insurance Contracts	January 1, 2023
Amendments to IAS 1 (1)	Classification of Liabilities as Current or Non-current	January 1, 2023
Annual Improvements (1)	Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
Amendments to IAS 16 (1)	Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022
Amendments to IAS 37 (1)	Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3 (1)	Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 8 (1)	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2 (1)	Disclosure of Accounting Policies	January 1, 2023
Amendment to IFRS 16 (1)	Covid-19-Related Rent Concessions beyond 30 June 2021	April 1, 2021
Amendments to IAS 12 (1)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendment to IFRS 17 (2)	Initial Application of IFRS 17 and IFRS 9 – Comparative Information	January 1, 2023

(1) This new or amended IFRS Standard is not expected to have a significant impact on the Group’s consolidated financial statements.

(2) This new or amended IFRS Standard is not expected to be applicable to the Group’s consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact. These amendments are expected to be applicable to the Group’s consolidated financial statements in connection with the closing of the transaction with UH II in the first quarter of 2022 (see Note 3). As permitted, the Group will apply these amendments in 2022 and disclose this fact in its consolidated financial statements.

IFRS 17 Insurance Contracts (“IFRS 17”) was issued in May 2017 and amended in June 2020. IFRS 17 supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. Amendments to IFRS 17 were issued in June 2020 aimed at helping companies implement the Standard and making it easier for them to explain their financial performance. The fundamental principles introduced when IFRS 17 was issued in May 2017 remained unaffected. IFRS 17 is effective on January 1, 2023, and earlier application is permitted.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current were issued in January 2020, and clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2023, retrospectively in accordance with IAS 8. Earlier application is permitted.

Annual Improvements to IFRS Standards 2018-2020, were issued in May 2020, and make minor amendments to certain IFRS Standards. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The following table shows the IFRS Standards amended and the subject of the amendments.

Standard	Subject of Amendment
IFRS 1 First-time Adoption of International Reporting Standards	Subsidiary as a First-time Adopter
IFRS 9 Financial Instruments	Fees in the “10 per cent” Test for Derecognition of Financial Liabilities
Illustrative Examples accompanying IFRS 16 Leases	Lease Incentives
IAS 41 Agriculture	Taxation in Fair Value Measurements

Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use, were issued in May 2020, and prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the

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company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in income or loss.

Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract, were issued in May 2020, and specify which costs a company includes when assessing whether a contract will be loss-making, under the guidelines of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after 1 January 2022. Earlier application is permitted.

Amendments to IFRS 3 Reference to the Conceptual Framework, were issued in May 2020, and update a reference in IFRS 3 Business Combinations (“IFRS 3”) to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations. Also added to IFRS 3 an exception to its requirement for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. The exception specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 should instead refer to IAS 37. The Board added this exception to avoid an unintended consequence of updating the reference. Without the exception, an entity would have recognized some liabilities on the acquisition of a business that it would not recognize in other circumstances. Immediately after the acquisition, the entity would have had to derecognize such liabilities and recognize a gain that did not depict an economic gain. The amendments to IFRS 3 are effective for business combinations occurring in reporting periods starting on or after January 1, 2022. Earlier application is permitted.

Amendments to IAS 8 Definition of Accounting Estimates, were issued in February 2021, the amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted.

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies, were issued in February 2021, the Board amended paragraphs 117–122 of IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the Board also amended IFRS Practice Statement 2 Making Materiality Judgements (Materiality Practice Statement) to explain and demonstrate the application of the “four-step materiality process” to accounting policy disclosures.

Amendment to IFRS 16 Covid-19-Related Rent Concessions beyond 30 June 2021 was issued in March 2021 and extends by one year the application period of the practical expedient in IFRS 16. In response to calls from stakeholders and because the Covid-19 pandemic is still at its height, the amendment extends this relief by one year to cover rent concessions that reduce only lease payments due on or before June 30, 2022. The original amendment was issued in May 2020 and exempts lessees from having to consider individual lease contracts to determine whether rent concessions, such as rent holidays and temporary rent reductions, occurring as a direct consequence of the Covid-19 pandemic are lease modifications, and allows lessees to account for such rent concessions as if they were not lease modifications. The amendment is effective for annual reporting periods beginning on or after April 1, 2021.

Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction were issued in May 2021 and specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 Income Taxes specifies how a company accounts for income tax, including deferred tax, which represents tax payable or recoverable in the future. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets and liabilities for the first time. Previously, there had been some uncertainty about whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability. The amendments clarify that the exemption does not apply and that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

Amendment to IFRS 17 Initial Application of IFRS 17 and IFRS 9 – Comparative Information, was issued in December 2021 and includes a narrow-scope amendment to the transition requirements in IFRS 17, providing insurers with an option aimed at improving the usefulness of information to investors on initial application of the new Standard. The amendment relates to insurers’ transition to the new Standard only, and it does not affect any other requirements in IFRS 17. IFRS 17 and IFRS 9 have different transition requirements. For some insurers, these differences can cause temporary accounting mismatches between financial assets and insurance contract liabilities in the comparative information they present in their financial statements when applying IFRS 17 and IFRS 9 for the first time. IFRS 17, including this amendment, is effective for annual reporting periods beginning on or after January 1, 2023.

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[813000] Notes - Interim financial reporting

Disclosure of interim financial reporting

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES
Notes to Interim Unaudited Condensed Consolidated Financial Statements
As of June 30, 2022 and December 31, 2021 and for the six months ended June 30, 2022 and 2021
(In thousands of Mexican Pesos, except per CPO, per share, and exchange rate amounts, unless otherwise indicated)

1.	Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or “GDSs”, on the New York Stock Exchange, or “NYSE”, under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico City, Mexico.

Grupo Televisa, S.A.B. together with its subsidiaries (collectively, the “Group”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home or DTH satellite pay television system in Mexico. The Group’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers, as well as managed services to domestic and international carriers. The Group owns a majority interest in Sky, a leading  DTH satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and the Group’s cable and DTH systems. In addition, the Group is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the U.S. and over 60 countries through television networks, cable operators and over-the-top or OTT services. The Group also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

2.	Basis of Preparation and Accounting Policies

The interim condensed consolidated financial statements of the Group, as of June 30, 2022 and December 31, 2021, and for the six months ended June 30, 2022 and 2021, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34 Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

These interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2021, 2020 and 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS Standards”) as issued by the International Accounting Standards Board (“IASB”), and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of June 30, 2022.

These interim unaudited condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019. There have been no significant changes in the Corporate Finance Department of the Company or in any risk management policies since the year end.

These interim unaudited condensed consolidated financial statements were authorized for issuance on July 22, 2022, by the Group’s Corporate Vice President of Finance.

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The preparation of interim unaudited condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these interim unaudited condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements for the year ended December 31, 2021.

The interim condensed consolidated statements of income of the Group for the six months ended June 30, 2022 and 2021, have been prepared to reflect the discontinued operations following the TelevisaUnivision Transaction concluded on January 31, 2022. Accordingly, the condensed consolidated statement of income for the six months ended June 30, 2021, has been modified from that previously reported by the Company, to present the results from discontinued operations for the businesses disposed of by the Group on January 31, 2022 (see Notes 3 and 20).

3.	Disposition of OCEN and TelevisaUnivision Transaction

On September 13, 2021, the Company announced that it had reached an agreement with Live Nation Entertainment, Inc. (“Live Nation”) to move forward with the previously announced acquisition by Live Nation of the Group’s unconsolidated 40% equity participation in OCEN, a live entertainment company with operations primarily in Mexico. OCEN is a direct associate of OISE Entretenimiento, S.A. de C.V. (“OISE Entretenimiento”), which was a wholly-owned subsidiary of the Company. As a result, the Group classified the assets of OISE Entretenimiento, including the carrying amount of its investment in OCEN, as current assets held for sale in its consolidated statement of financial position as of September 30, 2021, and discontinued recognizing its share of income or loss from October 1 through November 30, 2021. On December 6, 2021, the Company announced the closing of the sale of its consolidated 40% equity participation in OCEN to Live Nation. In December, 2021, the Company concluded this transaction and received a payment in cash of Ps.4,806,549; recognized an account receivable of Ps.364,420 in connection with a 7% retention of the total amount of the transaction to cover OCEN potential operating losses, if any, for a period of time following closing; and accounted for a pretax income of Ps.4,547,029 for the disposal of this investee in other consolidated income for the year ended December 31, 2021. In the second quarter of 2022, Live Nation paid to the Company (i) the holdback amount of Ps.364,420; and a purchase price adjustment of Ps.35,950 (see Note 15).

On April 13, 2021, the Group and Univision Holdings, Inc. (“UHI”) announced a transaction agreement (the “Transaction Agreement”) in which the Group’s content and media assets would be combined with Univision Holdings II, Inc. or UH II (the successor company of UHI), and the Group would continue to participate in UH II, with an equity stake of approximately 45% following the closing of the transaction. The Group would also retain ownership of its Cable, Sky and Other Businesses segments, as well as the main real estate associated with the production facilities, the broadcasting concessions and transmission infrastructure in Mexico. The Group would contribute to UH II the assets specified in the Transaction Agreement, including, subject to certain exceptions, its Content business, for a total value of U.S.$4,500 million, comprised of U.S.$3,000 million in cash, U.S.$750 million in common stock of UH II and U.S.$750 million in preferred stock of UH II, with an annual dividend of 5.5%. In connection with this transaction, TelevisaUnivision received all assets, intellectual property and library related to the News division of the Group’s Content business, but will outsource production of news content for Mexico to a company owned by the Azcárraga family. The combination was approved by each of the Board of Directors of the Company, the Board of Directors of UHI, and the Stockholders of the Company in the first half of 2021. The transaction was subject to customary closing conditions, including receipt of regulatory approvals in primarily in the United States and Mexico, among others. On September 14, 2021, the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones or “IFT”) announced its approval of this transaction. As of December 31, 2021, the Group continued to consolidate the results of its Content business as the Group had been not ceased to exercise control of this business segment as of that date. Also, as of December 31, 2021, the Group continued to present its Content business as a reportable segment of continuing operations, as all the required regulatory approvals had not been obtained by the parties as of that date, and those approvals were considered substantial. On January 24, 2022, the Company and UH II announced that U.S. regulatory approvals sought in connection with the proposed merger of the Group’s media, content and production assets with Univision had been received, and all required regulatory approvals for the transaction had been already received by that date. As a result, the transaction announced on April 13, 2021, was concluded by the parties on January 31, 2022 (the “TelevisaUnivision Transaction”). In connection with the TelevisaUnivision Transaction, the Group recognized in the first quarter of 2022: (i) a preliminary consideration of U.S.$3,222 million (Ps.66,390,595) in cash, including closing consideration adjustments, U.S.$750 million (Ps.15,456,000) in Class A common stock of TelevisaUnivision, and U.S.$750 million (Ps.15,456,000) in Series B participating preferred stock of TelevisaUnivision, with an annual cumulative dividend of 5.5%; (ii) a preliminary consolidated income from discontinued operations (comprised of most of the operations of the Group’s former Content segment and the operations of the feature-film production and distribution business that were formerly classified in the Group’s Other Businesses segment) in the amount of Ps.54,660,568, net of income taxes; and (iii) an increase in its share in TelevisaUnivision (formerly known as UH II) from 35.5% to 44.6%. Also, beginning in the first quarter of 2022, the Group began to present the results of its disposed businesses as discontinued operations in its consolidated statements of income for any prior period presented for comparative purposes and for the month ended January 31, 2022 (see Notes 4, 5 and 20).

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4.	Investments in Financial Instruments

At June 30, 2022 and December 31, 2021, the Group had the following investments in financial instruments:

		June 30, 2022		December 31, 2021
Equity instruments measured at fair value through other comprehensive income:
Open-Ended Fund (1)	Ps.	851,799	Ps.	945,176
Publicly traded equity instruments (2)		2,464,314		3,517,711
Other equity instruments (3)		-		1,607,969
		3,316,113		6,070,856
Other		5,223		5,223
	Ps.	3,321,336	Ps.	6,076,079

(1)
The Group has an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets, all of which are measured at fair value,and subtracting all of the fund liabilities and dividing the result by the total number of issued shares. In March 2021, the Company redeemed a portion of its investment in Open-Ended Fund at the aggregate fair value amount of U.S.$10.0 million (Ps.258,956) and recognized cash proceeds from this redemption for such aggregate amount.

(2)
Their fair value of publicly traded equity instruments is determined by using quoted market prices at the measurement date. In the first half of 2021, the Company disposed of a portion of these publicly traded equity instruments and recognized cash proceeds from this disposition in the aggregate amount of Ps.1,755,415.

(3)
As of December 31, 2021, other equity instruments included unquoted equity investments, which were initially recognized at cost with any subsequent changes in fair value recognized through other comprehensive income or loss. The Group disposed of these investments on January 31, 2022, in connection with the closing of the TelevisaUnivision Transaction (see Note 3).

A roll-forward of investments in financial assets at fair value through other comprehensive income or loss for the six months ended June 30, 2022 and 2021, is presented as follows:

		Open-Ended Fund (1)		Publicly Traded Equity Instruments		Other Equity Instruments		Total
At January 1, 2022	Ps.	945,176	Ps.	3,517,711	Ps.	1,607,969	Ps.	6,070,856
Disposition of investments		-		-		(1,607,969)		(1,607,969)
Change in fair value in other comprehensive income		(93,377)		(1,053,397)		-		(1,146,774)
At June 30, 2022	Ps.	851,799	Ps.	2,464,314	Ps.	-	Ps.	3,316,113

		Open-Ended Fund (1)		Publicly Traded Equity Instruments		Other Equity Instruments		Total
At January 1, 2021	Ps.	1,135,803	Ps.	5,397,504	Ps.	468,552	Ps.	7,001,859
Disposition of investments		(258,956)		(1,756,434)		-		(2,015,390)
Change in fair value in other comprehensive income		62,342		19,851		267,905		350,098
At June 30, 2021	Ps.	939,189	Ps.	3,660,921	Ps.	736,457	Ps.	5,336,567

(1)
The foreign exchange loss for the six months ended June 30, 2022, derived from the investment in an Open-Ended Fund, was hedged by foreign exchange gain from the consolidated statement of income, in the amount of Ps.41,947. The foreign exchange loss for the six months ended June 30, 2021, derived from the investment in an Open-Ended Fund, was hedged by foreign exchange gain in the consolidated statement of income, in the amount of Ps.45,452 (see Notes 9 and 16).

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5.	Investments in Associates and Joint Ventures

At June 30, 2022 and December 31, 2021, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of June 30, 2022		June 30, 2022		December 31, 2021
Associates:
TelevisaUnivision and subsidiaries (1)	44.6%	Ps.	62,765,671	Ps.	25,721,539
Other			56,322		164,903
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. and subsidiaries (“GTAC”) (2)	33.3%		702,074		614,147
Periódico Digital Sendero, S.A.P.I. de C.V. and subsidiary (“collectively PDS”) (3)	50.0%		200,640		203,646
		Ps.	63,724,707	Ps.	26,704,235

(1)
The Group accounts for its investment in common stock of TelevisaUnivision (formerly known as UH II), the parent company of Univision, under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS Standards, over TelevisaUnivision’s operations. The Group has the ability to exercise significant influence over the operating and financial policies of TelevisaUnivision because (i) it owned 9,290,999 and 5,701,335 Class A Common Stock shares of TelevisaUnivision as of June 30, 2022 and December 31, 2021, respectively, and 750,000 Series B Preferred shares of TelevisaUnivision as of June 30, 2022, representing 44.6% and 35.5%, respectively, of the outstanding shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision), and 47.2% and 40.1% respectively, of the voting shares of TelevisaUnivision; and (ii) it has designated three members of the Board of Directors of TelevisaUnivision, one of which serves as the Chairman. The Chairman does not presently have tie-breaking vote or other similar power in connection with any decisions of the Board. The governing documents of TelevisaUnivision provide for a 13 - member Board of Directors; however, the Board of Directors currently consists of 11 members, and the Group has the right to appoint the two additional members. Until January 31, 2022, the Group was also a party to a Program Licensing Agreement (“PLA”), as amended, with Univision Communications, Inc. (“Univision”), pursuant to which Univision had the right to broadcast certain Televisa content in the United States, and to another program license agreement pursuant to which the Group had the right to broadcast certain Univision content in Mexico. On May 18, 2021, UHI concluded a reorganization through a series of transactions (the “Reorganization”) pursuant to which, among other things, UH II acquired a controlling financial interest in UHI on that date. The Reorganization was effectuated by UHI in connection with the TelevisaUnivision Transaction concluded on January 31, 2022. As a result of the Reorganization of UHI: (i) the Group and other existing stockholders of UHI exchanged their shares of the capital stock of UHI for the same number and class of newly issued shares of UH II; (ii) UHI issued common stock to a new investor and then these shares were exchanged for shares in UH II; (iii) the Group held an equity interest in the capital stock of UH II of 35.5% on an as-converted basis; and (iv) UH II became a successor company of UHI. In connection with the Reorganization of UHI, and other observable indications that the value of the Group’s net investment in UH II increased significantly during 2021 (including internal and external valuations of the recoverable amount of UH II), in the second half of 2021, the Group’s management assessed whether there was any indication that the impairment loss recognized by the Group in the first quarter of 2020 in the amount of U.S.$228.6 million (Ps.5,455,356) for its net investment in shares of UHI might no longer exist or might have decreased. As a result of this assessment, the Group’s management concluded that there had been a change in the estimates used to determine the recoverable amount of the Group’s net investment in UH II since the last impairment loss was recognized, and the carrying amount of such net investment was increased to its recoverable amount. The reversal of the impairment loss amounted to U.S.$199.1 million (Ps.4,161,704) and was recognized in share of income of associates and joint ventures in the Group’s consolidated statement of income for the year ended December 31, 2021. On January 31, 2022, the Group increased its investment in shares of TelevisaUnivision in the aggregate fair value amount of U.S.$1,500 million (Ps.30,912,000) comprised of $750 million (Ps.15,456,000) for 3,589,664 Class A Common Stock shares of TelevisaUnivsion, and U.S.$750 million (Ps.15,456,000) for 750,000 Series B Preferred shares of TelevisaUnivision, with a annual preferred dividend of 5.5% payable on a quarterly basis. The investment in preferred shares of TelevisaUnivision has been classified by the Group as investments in associates and joint ventures because this investment has in substance potential voting rights and give access to the returns associated with an ownership in TelevisaUnivision. In the first half of 2022, the Group recognized a preferred dividend in cash in the amount of U.S.$17.2 million (Ps.344,480) in share of income of TelevisaUnivsion in the consolidated statement of income for the six months ended June 30, 2022. In connection with the TelevisaUnivision Transaction, and other observable indications that the value of the Group’s net investment in TelevisaUnivision increased significantly during 2022 (including internal valuations of the recoverable amount of TelevisaUnivision), in the second quarter of 2022, the Group’s management assessed whether there was any indication that the remaining impairment loss recognized by the Group in the first quarter of 2020 for its net investment in shares of TelevisaUnivision might not longer exist or might have decreased. As a result of this assessment, the Group’s management concluded that there have been a change in the estimates used to determine the recoverable amount of the Group’s net investment in TelevisaUnivision since the last impairment loss was recognized, and the carrying amount of such net investment was increased to an amount lower than its recoverable amount. The reversal of the impairment loss amounted to U.S.$29.5 million (Ps.589,815) and was recognized in share of income of associates and joint ventures in the Group’s consolidated statement of income for the six months ended June 30, 2022 (see Notes 1, 3, 4, 10, 14 and 16).

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(2)
GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., and a subsidiary of Megacable, S.A. de C.V., have an equal equity participation of 33.3%. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of December 31, 2021, GTAC had used a principal amount of Ps.688,183 under this credit facility. During the year ended December 31, 2021, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.97,342. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.1,184,146, with an annual interest of TIIE plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these supplementary loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2023 and 2030. During the six months ended June 30, 2022, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.73,039. During the year ended December 31, 2021, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.147,413. The net investment in GTAC as of June 30, 2022 and December 31, 2021, included amounts receivable in connection with this long-term credit facility and supplementary loans to GTAC in the aggregate amount of Ps.821,133 and Ps.755,973, respectively. These amounts receivable are in substance a part of the Group’s net investment in this investee (see Note 9).

(3)
The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. As of June 30, 2022 and December 31, 2021, the Group’s investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837.

6.	Property, Plant and Equipment, Net

Property, plant and equipment as of June 30, 2022 and December 31, 2021, consisted of:

		June 30, 2022		December 31, 2021
Buildings	Ps.	9,523,055	Ps.	10,127,239
Building improvements		183,507		183,735
Technical equipment		175,850,159		172,795,206
Satellite transponders		6,026,094		6,026,094
Furniture and fixtures		1,206,521		1,298,803
Transportation equipment		3,054,221		3,407,907
Computer equipment		9,129,844		9,514,099
Leasehold improvements		3,408,036		3,728,496
		208,381,437		207,081,579
Accumulated depreciation		(144,067,663)		(138,586,625)
		64,313,774		68,494,954
Land		5,566,699		4,891,626
Construction and projects in progress		16,033,501		14,535,546
	Ps.	85,913,974	Ps.	87,922,126

As of June 30, 2022, technical equipment includes Ps.937,767 and related accumulated depreciation of Ps.511,298, in connection with costs of dismantling certain equipment of the cable networks in the Group’s Cable segment.

Depreciation charged to income for the six months ended June 30, 2022 and 2021, was Ps. 8,493,143 and Ps.8,764,901, respectively.

During the six months ended June 30, 2022 and 2021, the Group invested Ps.9,479,476 and Ps.11,200,368, respectively, in property, plant and equipment as capital expenditures.

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7.	Right-of-use Assets, Net

  Right-of-use assets, net, as of June 30, 2022 and December 31, 2021, consisted of:

		June 30, 2022		December 31, 2021
Buildings	Ps.	5,630,158	Ps.	6,289,224
Satellite transponders		4,275,619		4,275,619
Technical equipment		1,999,237		1,999,573
Computer equipment		93,326		437,361
Others		537,801		321,460
		12,536,141		13,323,237
Accumulated depreciation		(5,812,212)		(5,718,670)
	Ps.	6,723,929	Ps.	7,604,567

Depreciation charged to income for the six months ended June 30, 2022 and 2021, was Ps.568,650 and Ps.501,277, respectively.

8.	Intangible Assets and Goodwill, Net

  The balances of intangible assets and goodwill, net, as of June 30, 2022 and December 31, 2021, were as follows:

		June 30, 2022						December 31, 2021
		Cost		Accumulated Amortization		Carrying Amount		Cost		Accumulated Amortization		Carrying Amount
Intangible assets and goodwill with indefinite useful lives:
Trademarks	Ps.	35,242	Ps.	-	Ps.	35,242	Ps.	35,242	Ps.	-	Ps.	35,242
Concessions		15,166,067		-		15,166,067		15,166,067		-		15,166,067
Goodwill		13,904,998		-		13,904,998		14,036,657		-		14,036,657
Intangible assets with finite useful lives:
Trademarks		2,227,096		(2,079,507)		147,589		2,227,096		(2,043,442)		183,654
Concessions		86,812		(86,812)		-		553,505		(553,505)		-
Licenses and software		13,952,981		(9,679,532)		4,273,449		14,831,874		(9,672,946)		5,158,928
Subscriber lists		8,794,938		(7,720,186)		1,074,752		8,806,951		(7,574,668)		1,232,283
Payment for renewal of concessions		5,824,365		(143,834)		5,680,531		5,825,559		-		5,825,559
Other intangible assets		6,073,837		(5,119,738)		954,099		5,446,636		(4,829,145)		617,491
	Ps.	66,066,336	Ps.	(24,829,609)	Ps.	41,236,727	Ps.	66,929,587	Ps.	(24,673,706)	Ps.	42,255,881

Amortization charged to income for the six months ended June 30, 2022 and 2021, was Ps.1,183,130 and Ps.1,127,779, respectively. Additional amortization charged to income for the six months ended June 30, 2022 and 2021, was Ps.162,046 and Ps.195,706, respectively, primarily in connection with amortization of soccer player rights.

In November 2018, the IFT approved (i) a renewal for 23 concessions for the use of spectrum that comprise the Group´s 225 TV stations, for a term of 20 years, starting in January 2022 and ending in January 2042, and (ii) six concessions that grant the authorization to provide digital broadcasting television services of such 225 TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In November 2018, the Group paid in cash for such renewal an aggregate amount of Ps.5,754,543 in cash, which included a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount is being amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method.

As of June 30, 2022 and December 31, 2021, there was no evidence of significant impairment indicators in connection with the Group’s intangible assets in the Cable, Sky and Other Businesses segments.

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9.	Debt and Lease Liabilities

  As of June 30, 2022 and December 31, 2021, debt and lease liabilities were as follows:

						June 30, 2022		December 31, 2021
		Principal		Finance Costs		Principal, Net		Principal, Net
U.S. dollar debt:
6.625% Senior Notes due 2025 (1)	Ps.	8,063,800	Ps.	(68,136)	Ps.	7,995,664	Ps.	12,177,355
4.625% Senior Notes due 2026 (1)		6,047,850		(16,973)		6,030,877		6,131,473
8.5% Senior Notes due 2032 (1)		6,047,850		(17,221)		6,030,629		6,132,826
6.625% Senior Notes due 2040 (1)		12,095,700		(110,931)		11,984,769		12,187,745
5% Senior Notes due 2045 (1)		20,159,500		(387,597)		19,771,903		20,107,046
6.125% Senior Notes due 2046 (1)		18,143,550		(112,103)		18,031,447		18,338,293
5.250% Senior Notes due 2049 (1)		15,119,625		(278,680)		14,840,945		15,093,468
Total U.S. dollar debt	Ps.	85,677,875	Ps.	(991,641)	Ps.	84,686,234	Ps.	90,168,206
Mexican peso debt:
8.79% Notes due 2027 (2)		4,500,000		(12,583)		4,487,417		4,486,238
8.49% Senior Notes due 2037 (1)		4,500,000		(10,815)		4,489,185		4,488,822
7.25% Senior Notes due 2043 (1)		6,500,000		(49,539)		6,450,461		6,449,277
Bank loans (3)		10,000,000		(43,102)		9,956,898		15,939,483
Bank loans (Sky) (4)		3,650,000		-		3,650,000		3,650,000
Bank loans (TVI) (5)		-		-		-		610,116
Total Mexican peso debt	Ps.	29,150,000	Ps.	(116,039)	Ps.	29,033,961	Ps.	35,623,936
Total debt (6)		114,827,875		(1,107,680)		113,720,195		125,792,142
Less: Current portion of long-term debt		1,000,000		-		1,000,000		4,106,432
Long-term debt, net of current portion	Ps.	113,827,875	Ps.	(1,107,680)	Ps.	112,720,195	Ps.	121,685,710

		June 30, 2022		December 31, 2021
Lease liabilities:
Satellite transponder lease obligation (7)	Ps.	3,157,134	Ps.	3,457,524
Other lease liabilities (8)		5,429,729		6,223,035
Total lease liabilities		8,586,863		9,680,559
Less: Current portion		1,451,418		1,478,382
Lease liabilities, net of current portion	Ps.	7,135,445	Ps.	8,202,177

(1)
The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$4,250 million and Ps.11,000,000 as of June 30, 2022, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046, and 2049 including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. In March 2022, the Company made a partial redemption of U.S.$200 million aggregate principal amount of its U.S.$600 million 6.625% Senior Notes due 2025 (the “Notes”). The Notes redemption was completed in the aggregate amount of U.S.$221.3 million, which included principal amount of U.S.$200.0 million and U.S.$21.3 million related to the apllicable redemption price and accrued and unpaid interest. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049 are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”).

(2)
In 2017, the Company issued Notes (“Certificados Bursátiles”) due 2027, through the BMV in the aggregate principal amount of Ps.4,500,000, interest rate on the Notes due 2027 is 8.79% per annum and is payable semi-annually. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The agreement of the Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

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(3)
In 2017, the Company entered into long-term credit agreements with three Mexican banks, in the aggregate principal amount of Ps.6,000,000, with an annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 125 and 130 basis points, and principal maturities between 2022 and 2023. In February and March 2022, the Company prepaid these outstanding long-term loans in the aggregate principal amount of Ps.6,000,000, and related accrued interest for an aggregate amount of Ps.37,057. Under the terms of these loan agreements, the Company was required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on certain spin-offs, mergers and similar transactions. In July 2019, the Company entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000,000. The funds from this loan were used for general corporate purposes, including the refinancing of the Company’s indebtedness. This loan bears interest at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio. The credit agreement of this loan requires the maintenance of financial ratios related to indebtedness and interest expense.

(4)
In March 2016, Sky entered into long-term credit agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities between 2021 and 2023, and interest payable on a monthly basis with an annual interest rate in the range of 7.0% and 7.13%. In July 2020, Sky prepaid a portion of these loans in the aggregate cash amount of Ps.2,818,091, which included a principal amount of Ps.2,750,000, and related accrued interest and transaction costs in the aggregate amount of Ps.68,091. In December 2021, Sky prepaid the remaining portion of these loans in the aggregate cash amount of Ps.1,750,365, which included a principal amount of Ps.1,750,000, and related accrued interest in the amount of Ps.365. In December 2021, Sky entered into a long-term credit agreement with a Mexican Bank in the aggregate principal amount of Ps.2,650,000, with maturity in December 2026, which included a Ps.1,325,000 loan with an annual interest rate of 8.215%, and a Ps.1,325,000 loan with an annual interest rate payable on a monthly basis of 28-day TIIE plus 90 basis points.The funds from these loans will be used for general corporate purposes, including the prepayment of Sky´s indebtedness. Under the terms of these credit agreements, Sky is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with a restrictive covenant on spin-offs, mergers and similar transactions.

(5)
As of December 31, 2021, included outstanding balances in the aggregate principal amount of Ps.610,404, in connection with credit agreements entered into by TVI with Mexican banks, with maturities between 2020 and 2022, bearing interest at an annual rate of TIIE plus a range between 100 and 125 basis points, which was payable on a monthly basis. This TVI long- term indebtedness was guaranteed by the Company. Under the terms of these credit agreements, TVI was required to comply with certain restrictive covenants and financial coverage ratios. In the second quarter of 2022, TVI repaid all of its outstanding indebtedness at maturity included a principal amount of Ps.549,781 and related accrued interest in the amount of Ps.3,569.

(6)	Principal amount of total debt as of December 31, 2021 is presented net of unamortized finance costs, in the aggregate amount of Ps.1,207,057.
(7)
Under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010, Sky is obligated to pay at an annual interest rate of 7.30% a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years or; (b) the date IS-21 is taken out of service (see Note 7).

(8)
Lease liabilities recognized beginning on January 1, 2019 under IFRS 16 Leases (“IFRS 16”) in the aggregate amount of Ps.4,808,421 and Ps.5,533,552, as of June 30, 2022 and December 31, 2021, respectively. These lease liabilities have terms which expire at various dates between 2021 and 2051. Lease liabilities also includes Ps.621,308 and Ps.689,483, as of June 30, 2022 and December 31, 2021, respectively, in connection with a lease agreement entered into by a subsidiary of the Company and GTAC, for the right to use certain capacity of a telecommunications network through 2030.

As of June 30, 2022 and December 31, 2021, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investment in TelevisaUnivision, and the investment in Open-Ended Fund (hedged items), were as follows:

	.	June 30, 2022				December 31, 2021
Hedged ítems		Millions of U.S. dollars		Thousands of Mexican Pesos		Millions of U.S. dollars		Thousands of Mexican Pesos
Investment in shares of TelevisaUnivision and UH II (net investment hedge)	U.S.$	3,113.5	Ps.	62,765,671	U.S.$	1,254.5	Ps.	25,721,539
Open-Ended Fund (foreign currency fair value hedge)		42.3		851,799		46.1		945,176
Total	U.S.$	3,155.8	Ps.	63,617,470	U.S.$	1,300.6	Ps.	26,666,715

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The foreign exchange gain or loss derived from the Company’s U.S. dollar denominated long-term debt designated as a hedge, for the six months ended June 30, 2022 and 2021, is analyzed as follows (see Notes 4 and 16):

Foreign Exchange Gain or Loss Derived from Senior Notes Designated as Hedging Instruments		June 30, 2022		June 30, 2021
Recognized in:
Comprehensive gain	Ps.	1,263,098	Ps.	39,940
Total foreign exchange gain derived from hedging Senior Notes	Ps.	1,263,098	Ps.	39,940
Offset against by:
Foreign currency translation loss derived from the hedged net investment in shares of TelevisaUnivision and UH II	Ps.	(1,221,151)	Ps.	(85,392)
Foreign exchange (loss) gain derived from the hedged Open-Ended Fund		(41,947)		45,452
Total foreign currency translation and foreign exchange loss derived from hedged assets	Ps.	(1,263,098)	Ps.	(39,940)

The table below analyzes the Group’s debt and lease liabilities into relevant maturity groupings based on the remaining period at June 30, 2022, to the contracted maturity date:

		Less than 12 Months July 1, 2022 to June 30, 2023		12-36 Months July 1, 2023 to June 30, 2025		36-60 Months July 1, 2025 to June 30, 2027		Maturities Subsequent to June 30, 2027		Total
Debt (1)	Ps.	1,000,000	Ps.	18,063,800	Ps.	13,197,850	Ps.	82,566,225	Ps.	114,827,875
Lease liabilities		1,451,418		2,586,724		2,645,114		1,903,607		8,586,863
Total debt and lease liabilities	Ps.	2,451,418	Ps.	20,650,524	Ps.	15,842,964	Ps.	84,469,832	Ps.	123,414,738

(1)	The amounts of debt are disclosed on a principal amount basis.

Credit Facility

In February 2022, the Company executed a revolving credit facility with a syndicate of banks for up to an amount equivalent to U.S.$650 million payable in Mexican pesos, which funds may be used for the repayment of existing indebtedness and other corporate purposes, with a maturity in February 2025. As of June 30, 2022, this credit facility remained unused. Under the terms of this credit facility, the Company is required to comply with certain restrictive covenants and financial coverage ratios.

10.	Financial Instruments

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, temporary investments, accounts and notes receivable, a long-term loan receivable from GTAC, non-current investments in debt and equity securities, and in securities in the form of an open-ended fund, accounts payable, outstanding debt, lease liabilities, and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and the current portion of long-term debt and lease liabilities, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities is based on quoted market prices.

The fair value of long-term loans that the Group borrowed from leading Mexican banks (see Note 9) has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of non-current investments in financial instruments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

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The carrying and estimated fair values of the Group’s non-derivative financial instruments as of June 30, 2022 and December 31, 2021, were as follows:

		June 30, 2022				December 31, 2021
		Carrying Amount		Fair Value		Carrying Amount		Fair Value
Assets: Cash and cash equivalents	Ps.	59,892,197	Ps.	59,892,197	Ps.	25,828,215	Ps.	25,828,215
Trade notes and accounts receivable, net		9,051,800		9,051,800		13,093,011		13,093,011
Long-term loans and interest receivable from GTAC (see Note 5)		821,133		825,552		755,973		760,143
Open-Ended Fund (see Note 4)		851,799		851,799		945,176		945,176
Publicly traded equity instruments (see Note 4)		2,464,314		2,464,314		3,517,711		3,517,711
Other equity instruments (see Note 4)		-		-		1,607,969		1,607,969
Liabilities:
Senior Notes due 2025, 2032 and 2040	Ps.	26,207,350	Ps.	29,226,275	Ps.	30,754,650	Ps.	39,592,552
Senior Notes due 2045		20,159,500		18,821,716		20,503,100		24,205,140
Senior Notes due 2037 and 2043		11,000,000		8,051,445		11,000,000		8,722,100
Senior Notes due 2026 and 2046		24,191,400		26,128,526		24,603,720		31,714,380
Senior Notes due 2049		15,119,625		14,951,646		15,377,325		19,307,154
Notes due 2027		4,500,000		4,201,785		4,500,000		4,509,405

Long-term notes payable to Mexican banks		13,650,000		13,698,357		20,260,404		20,417,854
Lease liabilities		8,586,863		8,674,606		9,680,559		9,830,878

The carrying amounts (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of June 30, 2022 and December 31, 2021, were as follows:

June 30, 2022: Derivative Financial Instruments		Carrying Amount		Notional Amount (U.S. Dollars in Thousands	)	Maturity Date

Assets:
Derivatives recorded as accounting hedges: (cash flow hedges)
Interest rate swaps	Ps.	6,424	Ps.	2,000,000		October 2022
Interest rate swaps		7,323	Ps.	1,500,000		October 2022
Interest rate swaps		19,503	Ps.	2,500,000		February 2023
Interest rate swaps		501,260	Ps.	10,000,000		June 2024
Derivatives not recorded as accounting hedges:
TVI’s forwards		11,005	U.S.$	27,963		July 2022 through December 2022
Empresas Cablevisión´s forward		14,932	U.S.$	38,649		July 2022 through December 2022
Sky’s forwards		13,540	U.S.$	50,000		July 2022 through September 2022
Forwards		42,659	U.S.$	123,388		July 2022 through December 2022
Total assets	Ps.	616,646

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December 31, 2021: Derivative Financial Instruments		Carrying Amount		Notional Amount (U.S. Dollars in Thousands	)	Maturity Date

Assets:
Derivatives recorded as accounting hedges: (cash flow hedges)
TVI’s interest rate swap	Ps.	127	Ps.	87,600		May 2022
Interest rate swaps		133,197	Ps.	10,000,000		June 2024
Total assets	Ps.	133,324

Liabilities:
Derivatives recorded as accounting hedges: (cash flow hedges)
TVI’s interest rate swap	Ps.	2,015	Ps.	522,804		April 2022
Interest rate swaps		9,749	Ps.	2,000,000		October 2022
Interest rate swaps		7,243	Ps.	1,500,000		October 2022
Interest rate swaps		23,798	Ps.	2,500,000		February 2023
Forwards		35,524	U.S.$	67,125		January 2022 through March 2022
Derivatives not recorded as accounting hedges:
Interest rate swap		2,943	Ps.	9,385,347		March 2022
TVI’s forwards		10,057	U.S.$	12,600		January 2022 through February 2022
Empresas Cablevisión´s forward		11,006	U.S.$	13,820		January 2022 through February 2022
Sky’s forwards		14,054	U.S.$	15,000		February 2022
Forwards		56,496	U.S.$	57,620		January 2022 through February 2022
Total liabilities	Ps.	172,885

11.	Capital Stock and Long-Term Retention Plan

At June 30, 2022, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued (1)	Repurchased by the Company (2)	Held by a Company´s Trust (3)	Outstanding
Series “A” Shares	121,073.9	-	(6,190.4)	114,883.5
Series “B” Shares	57,046.9	-	(5,063.7)	51,983.2
Series “D” Shares	87,006.6	-	(4,306.1)	82,700.5
Series “L” Shares	87,006.6	-	(4,306.1)	82,700.5
Total	352,134.0	-	(19,866.3)	332,267.7
Shares in the form of CPOs	290,849.7	-	(14,394.6)	276,455.1
Shares not in the form of CPOs	61,284.3	-	(5,471.7)	55,812.6
Total	352,134.0	-	(19,866.3)	332,267.7
CPOs	2,485.9	-	(123.0)	2,362.9

(1)	As of June 30, 2022, the authorized and issued capital stock amounted to Ps.4,836,708 (nominal Ps.2,423,549).
(2)
In connection with a share repurchase program that was approved by the Company’s stockholders and is exercised at the discretion of management. During the six months ended June 30, 2022, the Company did not buy any shares under this program. In April 2021, the Company’s stockholders approved the cancellation of 5,173.2 million shares of capital stock in the form of 44.2 million CPOs which were repurchased by the Company in 2019 and 2020 under this program.

(3)	Primarily, in connection with the Company’s Long-Term Retention Plan (“LTRP”) described below.

A reconciliation of the number of shares and CPOs outstanding for the six months ended June 30, 2022 and 2021, is presented as follows (in millions):

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2022	114,085.0	51,463.5	81,873.7	81,873.7	329,295.9	2,339.2
Acquired (1)	(583.3)	(513.3)	(816.6)	(816.6)	(2,729.8)	(23.3)
Forfeited (1)	(155.5)	(136.8)	(217.7)	(217.7)	(727.7)	(6.2)
Released (1)	1,537.3	1,169.8	1,861.1	1,861.1	6,429.3	53.2
As of June 30, 2022	114,883.5	51,983.2	82,700.5	82,700.5	332,267.7	2,362.9

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	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2021	113,019.2	50,928.5	81,022.4	81,022.4	325,992.5	2,314.9
Acquired (1)	(240.6)	(211.8)	(336.9)	(336.9)	(1,126.2)	(9.6)
Forfeited (1)	(187.9)	(165.4)	(263.1)	(263.1)	(879.5)	(7.5)
Released (1)	843.8	556.0	884.6	884.6	3,169.0	25.3
As of June 30, 2021	113,434.5	51,107.3	81,307.0	81,307.0	327,155.8	2,323.1

(1)	Acquired, released, or forfeited by a Company’s trust in connection with the Company’s LTRP.

Long-Term Retention Plan

During the six months ended June 30, 2022, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 2,729.8 million shares of the Company in the form of 23.3 million CPOs, which were acquired in the amount of Ps.963,965; and (ii) 727.7 million shares of the Company in the form of 6.2 million CPOs, in connection with forfeited rights under this Plan. Also, the trust for the LTRP released 6,221.4 million shares of the Company in the form of 53.2 million CPOs, and 207.9 million Series “A” Shares not in the form of CPOs.

In connection with the Company’s LTRP, the Group accrued in equity attributable to stockholders of the Company a share-based compensation expense of Ps.499,825 and Ps.523,671 for the six months ended June 30, 2022 and 2021, respectively, which amount was reflected in consolidated operating income as administrative expense.

Following the completion of the transaction with TelevisaUnivision, the Board of Directors of the Company approved: (i) to cancel certain sale contracts for 10.6 million CPOs, corresponding to unvested conditional to sales under the LTRP to certain officers and employees of the Company in 2019, 2020 and 2021; and (ii) to release 8.0 million CPOs under the referred grants to such individuals. The CPOs released under (ii) above were sold at Ps.1.60 per CPO. In connection with this approval, the Company cancelled 10.6 million CPOs under such contracts and recognized the release of 7.1 million CPOs in the first half of 2022.

In addition to the LTRP, the Company entered into conditional sale contracts with certain officers of the Group, primarily in February 2022, for 24.7 million CPOs, of which 23.9 million of CPOs and 0.8 million of CPOs were released as a share-based expense in the first quarter of 2022 and second quarter of 2022, respectively.

12.	Retained Earnings

As of June 30, 2022 and 2021, the Company’s legal reserve amounted to Ps.2,139,007, and was classified into retained earnings in equity attributable to stockholders of the Company.

In April 2021, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO unit, which was paid in cash in May 2021, in the aggregate amount of Ps.1,053,392.

In April 2022, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO unit, which was paid in cash in May 2022, in the aggregate amount of Ps.1,053,392.

13.	Non-controlling Interests

In 2021, the holding companies of the Sky segment paid a dividend to its equity owners in the aggregate amount of Ps.750,000, of which Ps.309,174, was paid to its non-controlling interests.

In 2021, Publicidad Virtual, S.A. de C.V. paid a dividend to its equity owners in the aggregate amount of Ps.40,000, of which Ps.19,600, was paid to its non-controlling interests.

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14.	Transactions with Related Parties

The balances of receivables and payables between the Group and related parties as of June 30, 2022 and December 31, 2021, were as follows:

		June 30, 2022		December 31, 2021
Current receivables:
Televisa, S. de R.L. de C.V. / TelevisaUnivision	Ps.	549,950	Ps.	-
TelevisaUnivision (formerly known as UH II) (1)		118,407		819,355
Televisa Producciones, S.A. de C.V./ TelevisaUnivision		209,340		-
Publicidad Virtual, S.A. de C.V. / TelevisaUnivision		54,149		-
Servicios RTMN, S.A. de C.V. / TelevisaUnivision		28,729		-
Other		132,867		55,497
	Ps.	1,093,442	Ps.	874,852

Non-current receivables:
Televisa, S. de R.L. de C.V. / TelevisaUnivision (2)	Ps.	6,017,985	Ps.	-

Current payables:
AT&T / DirecTV	Ps.	68,584	Ps.	54,598
Other		35,525		27,472
	Ps.	104,109	Ps.	82,070

(1)	As of December 31, 2021, receivables from UH II were related primarily to the PLA and amounted to Ps.819,355.
(2)
In January 2022, Televisa, S. de R.L. de C.V. entered into a long-term credit agreement with the Company in the principal amount of Ps.5,738,832, with a fixed annual interest rate of 10.2%. Under the terms of this agreement, principal and interest are payable at maturity on April 30, 2026, and prepayments of principal can be made by debtor at any time without any penalty. As of June 30, 2022, amounts receivable from Televisa, S. de R. L. de C.V. in connection with this long-term credit amounted to Ps.6,017,985.

Royalty revenue from TelevisaUnivision (formerly known as UH II) amounted to Ps.660,842 and Ps.4,012,363, for the month ended January 31, 2022 and for the six months ended June 30, 2021, respectively, and was classified as discontinued operations in the Group’s consolidated statements of income for the six months ended June 30, 2022 and 2021.

Interest income from the long-term credit receivable from Televisa, S. de R.L. de C.V. amounted to Ps.279,153 for the first half of 2022, and was classified as finance income in the Group’s consolidated statement of income for the six months ended June 30, 2022.

15.	Other Expense, Net

Other (expense) income for the six months ended June 30, 2022 and 2021, is analyzed as follows:

		June 30, 2022		June 30, 2021
Donations	Ps.	(19,672)	Ps.	(1,999)
Income (expense) for legal and financial advisory and professional services (1)		33,735		(83,621)
Loss on disposition of property and equipment		(9,424)		(39,998)
Deferred compensation (2)		(103,820)		-
Dismissal severance expense (3)		(64,598)		(7,335)
Net gain on disposition of OCEN (4)		35,950		-
Expense related to COVID-19		(21,295)		(69,393)
Surcharges for payments of taxes of prior years		-		(217,572)
Other, net		(60,119)		64,024
	Ps.	(209,243)	Ps.	(355,894)

(1)
Includes income (expense) for advisory and professional services in connection with certain litigation, financial advisory, and other matters, net of insurance reimbursement of Ps.106,880 and Ps.174,138 in the six months ended June 30, 2022 and 2021, respectively.

(2)
Includes the service cost of a long-term deferred compensation plan for certain officers of the Group’s Cable segment, which become payable in the event that certain financial targets (as defined in the plan) are met.

(3)	Includes severance expense in connection with dismissals of personnel, as a part of a continued cost reduction plan.
(4)	Gain derived from a purchase price adjustment paid to the Company in the second quarter of 2022, in connection with the disposition of the Group’s former 40% equity stake in OCEN (see Note 3).

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16.	Finance Expense, Net

Finance (expense) income for the six months ended June 30, 2022 and 2021, included:

		June 30, 2022		June 30, 2021
Interest expense (1)	Ps.	(5,020,725)	Ps.	(4,503,803)
Other finance expense, net (2)		(50,822)		(721,024)
Foreign exchange loss, net (4)		(1,755,219)		-
Finance expense		(6,826,766)		(5,224,827)
Interest income (3)		868,214		325,773
Foreign exchange gain, net (4)		-		276,759
Finance income		868,214		602,532
Finance expense, net	Ps.	(5,958,552)	Ps.	(4,622,295)

(1)
In the six months ended June 30, 2022 and 2021, included interest expense related to lease liabilities that were recognized in accordance with the guidelines of IFRS 16, in the aggregate amount of Ps.224,865 and Ps.205,262, respectively.

(2)	Other finance expense, net, included a fair value net loss from derivative financial instruments.
(3)	This line item included primarily interest income from cash equivalents.
(4)
Foreign exchange gain or loss, net, included: foreign exchange net gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S.dollar-denominated monetary asset or liability position, excluding designated hedging long-term debt of the Group’s investments in TelevisaUnivision (formerly known as UH II) and Open-Ended Fund, during the six months ended June 30, 2022 and 2021 (see Note 9). The exchange rate of the Mexican peso against the U.S dollar was of Ps.20.1595, Ps.20.5031, Ps.19.8843 and Ps.19.9493 as of June 30, 2022, December 31, 2021, June 30, 2021 and December 31, 2020, respectively.

17.	Income Taxes

Income taxes in the interim periods are accrued using the estimated income tax rate that would be applicable to expected total annual earnings. As of June 30, 2022 and 2021, the estimated effective income tax rate for the years ending December 31, 2022 and 2021 was 33.1% and 168.8%, respectively.

18.	Earnings per CPO/Share

For the six months ended June 30, 2022 and 2021, the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	June 30, 2022	June 30, 2021
Total Shares	331,184,297	326,778,965
CPOs	2,354,605	2,320,830
Shares not in the form of CPO units:
Series “A” Shares	55,694,817	55,241,169
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

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Basic earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the six months ended June 30, 2022 and 2021, are presented as follows:

		2022					2021
		Per CPO	Per Share (*		)		Per CPO		Per Share (*)
Income (loss) from continuing operations attributable to stockholders of the Company	Ps.	0.33	Ps.	0.0		Ps.	(0.12)	Ps.	0.0
Income from discontinued operations attributable to stockholders of the Company		19.38		0.17			0.69		0.0
Basic earnings per CPO attributable to stockholders of the Company	Ps.	19.71	Ps.	0.17		Ps.	0.57	Ps.	0.0

(*) Series “A”, “B”, “D” and “L” Shares, not in the form of CPO units.

Diluted earnings per CPO and per Share attributable to stockholders of the Company calculated in connection with CPOs and shares in the LTRP, are as follows:

	June 30, 2022	June 30, 2021
Total Shares	352,134,036	352,134,036
CPOs	2,485,895	2,485,895
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the six months ended June 30, 2022 and 2021, are presented as follows:

		2022					2021
		Per CPO	Per Share (*		)		Per CPO		Per Share (*	)

Income (loss) from continuing operations attributable to stockholders of the Company	Ps.	0.31	Ps.	0.0		Ps.	(0.11)	Ps.	0.0
Income from discontinued operations attributable to stockholders of the Company		18.23		0.16			0.64		0.0
Diluted earnings per CPO attributable to stockholders of the Company	Ps.	18.54	Ps.	0.16		Ps.	0.53	Ps.	0.0

(*) Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.

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19.	Segment Information

The table below presents information by segment and a reconciliation to consolidated total of continuing operations for the six months ended June 30, 2022 and 2021:

		Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
Six months ended June 30, 2022:
Cable	Ps.	23,554,474	Ps.	25,804	Ps.	23,528,670	Ps.	9,931,072
Sky		10,415,809		1,736		10,414,073		3,563,737
Other Businesses		3,403,854		203,929		3,199,925		768,120
Segment totals		37,374,137		231,469		37,142,668		14,262,929
Reconciliation to consolidated amounts:
Corporate expenses		-		-		-		(618,908)
Intersegment operations		(231,469)		(231,469)		-		(840)
Depreciation and amortization		-		-		-		(10,244,923)
Consolidated net sales and operating income before other expense		37,142,668		-		37,142,668		3,398,258 (1)
Other expense, net		-		-		-		(209,243)
Consolidated net sales and operating income of continuing operations	Ps.	37,142,668	Ps.	-	Ps.	37,142,668	Ps.	3,189,015 (2)

		Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
Six months ended June 30, 2021:
Cable	Ps.	23,658,077	Ps.	30,452	Ps.	23,627,625	Ps.	9,854,732
Sky		11,194,848		998		11,193,850		4,397,060
Other Businesses		1,910,659		235,899		1,674,760		139,217
Segment totals		36,763,584		267,349		36,496,235		14,391,009
Reconciliation to consolidated amounts:
Corporate expenses		-		-		-		(804,284)
Intersegment operations		(267,349)		(267,349)		-		(803)
Depreciation and amortization		-		-		-		(9,751,248)
Consolidated net sales and operating income before other expense		36,496,235		-		36,496,235		3,834,674 (1)
Other expense, net		-		-		-		(355,894)
Consolidated net sales and operating income of continuing operations	Ps.	36,496,235	Ps.	-	Ps.	36,496,235	Ps.	3,478,780 (2)

(1)	This amount represents operating income before other income or expense, net.
(2)	This amount represents consolidated operating income.

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Disaggregation of Total Revenues

The table below present total revenues of continuing operations for each reportable segment disaggregated by major service/product lines and primary geographical market for the six months ended June 30, 2022 and 2021:

		Domestic		Export		Abroad		Total
Six months ended June 30, 2022:
Cable:
Digital TV Service	Ps.	7,923,533	Ps.	-	Ps.	-	Ps.	7,923,533
Advertising		982,626		-		-		982,626
Broadband Services		9,623,612		-		-		9,623,612
Telephony		2,585,539		-		-		2,585,539
Other Services		294,937		-		-		294,937
Enterprise Operations		2,034,615		-		109,612		2,144,227
Sky:
DTH Broadcast Satellite TV		9,232,768		-		606,460		9,839,228
Advertising		531,416		-		-		531,416
Pay-Per-View		40,724		-		4,441		45,165
Other Businesses:
Gaming		1,169,600		-		-		1,169,600
Soccer, Sports and Show Business Promotion		1,031,049		158,811		-		1,189,860
Publishing – Magazines		145,885		-		-		145,885
Publishing – Advertising		51,181		-		-		51,181
Publishing Distribution		130,611		-		-		130,611
Transmission Concessions and Facilities		716,717		-		-		716,717
Segment totals		36,494,813		158,811		720,513		37,374,137
Intersegment eliminations		(231,469)		-		-		(231,469)
Consolidated total revenues of continuing operations	Ps.	36,263,344	Ps.	158,811	Ps.	720,513	Ps.	37,142,668

		Domestic		Export		Abroad		Total
Six months ended June 30, 2021:
Cable:
Digital TV Service	Ps.	7,976,414	Ps.	-	Ps.	-	Ps.	7,976,414
Advertising		816,476		-		-		816,476
Broadband Services		9,158,245		-		-		9,158,245
Telephony		2,450,446		-		-		2,450,446
Other Services		294,735		-		-		294,735
Enterprise Operations		2,837,884		-		123,877		2,961,761
Sky:
DTH Broadcast Satellite TV		9,775,891		-		805,087		10,580,978
Advertising		592,569		-		-		592,569
Pay-Per-View		17,372		-		3,929		21,301
Other Businesses:
Gaming		674,354		-		-		674,354
Soccer, Sports and Show Business Promotion		710,889		43,167		-		754,056
Publishing - Magazines		165,322		-		-		165,322
Publishing - Advertising		50,752		-		-		50,752
Publishing Distribution		152,042		-		-		152,042
Transmission Concessions and Facilities		114,133		-		-		114,133
Segment totals		35,787,524		43,167		932,893		36,763,584
Intersegment eliminations		(267,349)		-		-		(267,349)
Consolidated total revenues of continuing operations	Ps.	35,520,175	Ps.	43,167	Ps.	932,893	Ps.	36,496,235

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Seasonality of Operations

The Group’s results of operations are not highly seasonal. Through December 31, 2021, the Group typically recognized a large percentage of its consolidated net sales in the fourth quarter in connection with the holiday shopping season. In the year ended December 31, 2021, the Group recognized 25.5%, of its annual consolidated net sales of continued operations in the fourth quarter of the year. The Group’s costs, in contrast to its revenues, were more evenly incurred throughout the year and generally did not correlate to the amount of net sales.

20.	Discontinued Operations

On January 31, 2022, the Group disposed of most of its Content segment and other net assets (discontinued operations). The Group’s consolidated statements of income for the six moths ended June 30, 2022 and 2021, have been prepared to present its discontinued operations on a comparative basis. Accordingly, the Group´s consolidated statement of income for the six months ended June 30, 2021, has been restated with respect to that previously reported by the Group to reflect discontinued operations for such period (see Note 3).

		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Discontinued operations:
Income from discontinued operations, net	Ps.	156,655	Ps.	2,873,871
Gain (loss) on disposition of discontinued operations, net		54,707,654		(918,110)
Income from discontinued operations	Ps.	54,864,309	Ps.	1,955,761

Results from discontinued operations: (1)
Net sales	Ps.	2,302,875	Ps.	15,158,068
Costs and expenses operations		1,922,035		10,906,496
Income before other expense		380,840		4,251,572
Other expense, net		19,796		85,955
Operating income		361,044		4,165,617
Finance expense, net		(137,251)		(60,946)
Share of income of associates and joint ventures, net		-		847
Income before income taxes		223,793		4,105,518
Income taxes		67,138		1,231,647
Income from discontinued operations, net	Ps.	156,655	Ps.	2,873,871

Results on disposition of discontinued operations: (2)
Gain (loss) before income taxes	Ps.	74,370,808	Ps.	(110,000)
Income taxes		(19,663,154)		(808,110)
Gain (loss) on disposition of discontinued operations, net	Ps.	54,707,654	Ps.	(918,110)

(1)
The discontinued operations of the Group for the six months ended June 30, 2022, included only the results from discontinued operations for the month ended January 31, 2022, as the TelevisaUnivision Transaction was closed on that date (see Note 3).

(2)
For the year ended December 31, 2021, the Group incurred in expenses and income taxes in connection with the disposition of its discontinued operations closed on January 31, 2022, in the aggregate amount of Ps.1,106,118 and Ps.843,002, respectively.

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21.	Impact of COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of Coronavirus (“COVID-19”) as a pandemic. Most governments in the world have been implementing different restrictive measures to contain the spread of this pandemic. This situation is significantly affecting the global economy, including Mexico, due to the disruption or slowdown of supply chains and the increase in economic uncertainty, as evidenced by the increase in volatility of asset prices, exchange rates and increases/decreases in long-term interest rates. For the year ended December 31, 2021, the financial crisis caused by the COVID-19 pandemic still had a negative effect on the Group’s businesses, financial position, and results of operations, and it is currently difficult to predict the degree of the impact in the future. The Company’s management will continue to assess the potential adverse impacts of COVID-19, including the monitoring of impairment indicators and testing, forecasts and budgets, fair values and/or estimated future cash flows related to the recoverability of significant financial and non-financial assets of its business segments. As of the authorization date of these consolidated unaudited financial statements, the Company’s management cannot predict the adverse impact of COVID-19 in the Group’s consolidated financial statements for the year ending December 31, 2022.

For the quarter ended June 30, 2022, the financial crisis caused by the COVID-19 pandemic still had a negative effect on our business, financial position and results of operations, and it is currently difficult to predict the degree of the impact in the future.

The Company´s management cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that its access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand for the Group´s products across its segments, as its clients and customers reduce or defer their spending.

Most non-essential economic activities are open. Notwithstanding the foregoing, authorities may again impose restrictions on non- essential activities, including but not limited to temporary shutdowns or additional guideline, which could be expensive or burdensome to implement, and which may affect our operations.

The magnitude of the impact on the Group’s businesses will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, the Company´s management is not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting the Group´s businesses, financial position and results of operations over the near, medium or long-term.

22.	Contingencies

On March 5, 2018, a purported stockholder class action lawsuit was filed in the United States District Court for the Southern District of New York (the “District Court”), alleging securities law violations in connection with allegedly misleading statements and/or omissions in the Company’s public disclosures. The lawsuit alleges that the Company and two of its executives failed to disclose alleged involvement in bribery activities relating to certain executives of Fédération Internationale de Football Association (“FIFA”), and wrongfully failed to disclose weaknesses in the Company’s internal control over its financial reporting as of December 31, 2016.

On May 17, 2018, the District Court appointed a lead plaintiff for the putative stockholder class. On August 6, 2018, the lead plaintiff filed an amended complaint. The Company thereupon filed a motion to dismiss the amended complaint. On March 25, 2019, the District Court issued a decision denying the Company’s motion to dismiss, holding that plaintiff’s allegations, if true, were sufficient to support a claim. The parties began to exchange discovery materials, and the discovery process continued into 2022. On June 8, 2020, the District Court issued a decision denying class certification based on the inadequacy of the proposed class representative. On June 29, 2020, the District Court issued a decision granting class certification to a new class representative. The Company sought permission for leave to appeal the District Court’s order.

On October 6, 2020, the United States Court of Appeals for the Second Circuit (the “Court of Appeals”) denied the Company’s request for leave to appeal the District Court’s class certification order.

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On May 19, 2021, the District Court issued an order disqualifying class counsel and stayed the case for thirty days so the class representative could identify replacement counsel. On June 17, 2021, the District Court granted a request from the class representative and disqualified counsel to extend the stay for an additional sixty days. On June 18, 2021, a petition for a writ of mandamus was filed in the Court of Appeals, seeking reinstatement of disqualified counsel. On June 23, 2021, the Court of Appeals granted a request from the petitioners to stay proceedings in the District Court pending the Court of Appeals’ decision on the petition. On August 24, 2021, the Court of Appeals denied the petition. On September 14, 2021, the case was returned to the District Court. On October 8, 2021, the District Court appointed new class counsel. On March 31, 2022, the discovery period concluded, with exceptions. The District Court has set a deadline of August 5, 2022 for the parties to file any motions for summary judgment. Absent a Court order modifying that deadline, the Company expects to file a motion for summary judgment on or before that date.

The Company continues to believe that the lawsuit, and the material allegations and claims therein, are without merit and intends to vigorously defend against the lawsuit. With regard to plaintiff’s allegations regarding FIFA, outside counsel long previously investigated the circumstances surrounding the Company’s acquisition of the Latin American media rights for the Canada, Mexico and USA 2026 FIFA World Cup and 2030 FIFA World Cup and uncovered no credible evidence that would form the basis for liability for the Company or for any executive, employee, agent or subsidiary thereof. In particular, the Company itself made no payment to any FIFA person and in no way knew of, or condoned, any payment by any third party to any FIFA person. The Company also notes that no proceedings have been initiated against it by any governmental agency.

On April 27, 2017, the tax authorities initiated a tax audit to the Company, with the purpose of verifying compliance with tax provisions for the fiscal period from January 1 to December 31, 2011, regarding federal taxes as direct subject of Income Tax (Impuesto sobre la Renta or ISR), Flat tax (Impuesto Empresarial a Tasa Única) and Value Added Tax (Impuesto al Valor Agregado). On April 25, 2018, the authorities informed the observations determined as a result of such audit, that could entail a default on the payment of the abovementioned taxes. On May 25, 2018, by a document submitted before the authority, the Company asserted arguments and offered evidence to undermine the authority’s observations. On June 27, 2019, the Company was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.682 million for ISR, penalties, surcharges and inflation adjustments. On August 22, 2019, the Company filed an administrative proceeding (recurso de revocación) against such tax liability, before the Legal area of the Tax Authorities, which is in the process of being resolved. As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests.

On June 1, 2016, the tax authority initiated a tax audit to a Company’s indirect subsidiary that carries out operations in the Gaming business, which is presented in the Other Businesses segment, with the purpose of verifying compliance with tax provisions for the period from January 1 to December 31, 2014, regarding federal taxes as direct subject, as well as withholder. On April 24, 2017, the authorities informed the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On May 30, 2017, by a document submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the authority’s last partial record. On June 21, 2019, such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.1,334 million, essentially related to IEPS (Impuesto Especial sobre Producción y Servicios or Excise Tax); on August 16, 2019, an administrative proceeding (recurso de revocación) was filed before the Legal area of the Tax Authorities. On January 7, 2021, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On February 19, 2021 a claim (juicio de nulidad) against the resolution issued in the referred administrative proceeding was filed in the Second Regional Court of Puebla of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending of resolution. As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests.

On August 12, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (Cablebox. S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 26 foreign trade operations carried out during fiscal year 2016. On April 30, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to non-compliance with the payment of the referred contributions. On April 30, 2020, the tax authority informed the facts and omissions detected during the development of the verification process, that could entail a default on several provisions of the Customs Act (Ley Aduanera). On June 2 and 29, 2020, by several documents submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s last partial record. On July 16, 2020 such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.290 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Norma Oficial Mexicana, or Official Mexican Standards (NOM-019-SCFI-1998), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On August 27, 2020, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of this report, it is not possible to determine if the outcome would be adverse or favorable to the Company’s interests.

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On July 29, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (CM Equipos y Soporte, S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 32 foreign trade operations carried out during fiscal year 2016. On July 10, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to a determination of non-compliance with the payment of the referred contributions. On August 21, 2020, through several documents submitted to the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s most recent partial record. On May 28, 2021, the subsidiary was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.256.3 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Normas Oficiales Mexicanas, or Official Mexican Standards (NOM-019- SCFI-1998, NOM-EM-015-SCFI-2015 and NOM-024-SCFI-2013), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On July 12, 2021, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of these financial statements, it is not possible to determine if the outcome would be adverse or favorable to the Company.

The matters discussed in the previous paragraphs did not require the recognition of a provision as of June 30, 2022.

There are several legal actions and claims pending against the Group, which are filed in the ordinary course of business. In the opinion of the Company’s management, none of these actions and claims is expected now to have a material adverse effect on the Group’s financial statements as a whole; however, the Company’s management is unable to predict the outcome of any of these legal actions and claims.

23.	Proforma Financial Information
The unaudited proforma condensed consolidated financial information is comprised of the Group´s unaudited proforma condensed consolidated statement of financial position as of June 30, 2021, and the  Group’s unaudited proforma condensed consolidated statement of income for the six months ended June 30, 2021. This proforma financial information has been prepared by the Group in accordance with  the requirements of the Comisión Nacional Bancaria y de Valores ("CNBV") and IFRS Standards, as issued by the IASB, in connection with the transaction closed by the Group and TelevisaUnivision on January 31, 2022, as if this transaction had been closed on January 1, 2021 (see Notes 3 and 20).

Grupo Televisa, S.A.B. and Subsidiaries
Unaudited Proforma Condensed Consolidated Statement of Income
For the Six Months Ended June 30, 2021

(Thousands of Mexican Pesos)		Base Figures (Unaudited)		Proforma Adjustments (Unaudited)		Proforma Figures (Unaudited)
Net Sales	Ps.	36,496,235	Ps.	-	Ps.	36,496,235
Operating income	Ps.	3,478,780	Ps.	239,682	Ps.	3,718,462
Finance expense		(4,948,068)		1,521,965		(3,426,103)
Finance income		325,773		-		325,773
Share in income of associates and joint ventures, net		940,171		4,483,253		5,423,424
(Loss) income before income taxes		(203,344)		6,244,900		6,041,556
Income tax benefit		343,306		122,454		465,760
Income from continuing operations		139,962		6,367,354		6,507,316
Income from discontinued operations		1,955,761		49,143,092		51,098,853
Net income	Ps.	2,095,723	Ps.	55,510,446	Ps.	57,606,169

- - - - - - - - -

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Grupo Televisa, S.A.B. and Subsidiaries
Unaudited Proforma Condensed Consolidated Statement of Financial Position
As of June 30, 2021

(Thousands of Mexican Pesos)		Base Figures (Unaudited)		Proforma Adjustments (Unaudited)		Proforma Figures (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	26,381,338	Ps.	64,613,101	Ps.	90,994,439
Temporary investments		9,722		-		9,722
Trade notes and accounts receivable, net		21,294,714		(10,596,654)		10,698,060
Other accounts, taxes, and trade payables, net		14,126,764		(732,190)		13,394,574
Due to related parties		996,436		211,760		1,208,196
Transmission rights and programming		7,831,322		(7,601,458)		229,864
Other current assets		8,886,886		(1,014,480)		7,872,406
Total current assets		79,527,182		44,880,079		124,407,261

Non-current assets:
Due to related parties		-		5,738,832		5,738,832
Transmission rights and programming		9,411,634		(9,411,634)		-
Investments in financial instruments		5,342,060		(736,457)		4,605,603
Investment in associates and joint ventures		23,736,511		33,851,194		57,587,705
Property, plant, and equipment, net		84,863,390		(2,565,005)		82,298,385
Right-of-use assets, net		6,911,466		12,411		6,923,877
Intangible assets and goodwill, net		42,604,680		(677,430)		41,927,250
Deferred income tax assets		29,802,499		(10,046,400)		19,756,099
Other non-current assets		3,432,147		(7,694)		3,424,453
Total non-current assets		206,104,387		16,157,817		222,262,204
Total assets	Ps.	285,631,569	Ps.	61,037,896	Ps.	346,669,465

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	1,481,111	Ps.	-	Ps.	1,481,111
Interest payable		1,966,215		-		1,966,215
Current portion of lease liabilities		1,301,011		(51,239)		1,249,772
Derivative financial instruments		1,247,702		-		1,247,702
Accounts payable to suppliers and cumulative expenses		25,927,012		(6,602,147)		19,324,865
Customer deposits and advances		15,979,995		(13,432,775)		2,547,220
Taxes payable		6,309,401		8,490,433		14,799,834
Employee benefits		1,534,305		(275,826)		1,258,479
Due to related parties		75,798		10,863,792		10,939,590
Other current liabilities		2,830,593		(1,103,816)		1,726,777
Total current liabilities		58,653,143		(2,111,578)		56,541,565

Non-current liabilities:
Long-term debt		120,719,991		-		120,719,991
Lease liabilities		7,602,221		68,505		7,670,726
Derivative financial instruments		326,600		-		326,600
Advance from TelevisaUnivision		-		5,509,807		5,509,807
Taxes payable		127,795		-		127,795
Deferred income tax liabilities		1,631,474		996,745		2,628,219
Post-employment benefits		2,167,247		(917,580)		1,249,667
Other non-current liabilities		3,933,313		(2,800,171)		1,133,142
Total non-current liabilities		136,508,641		2,857,306		139,365,947
Total liabilities		195,161,784		745,728		195,907,512

Equity		90,469,785		60,292,168		150,761,953
Total liabilities and equity	Ps.	285,631,569	Ps.	61,037,896	Ps.	346,669,465

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Preparation basis of the Group's Proforma Condensed Consolidated Statements

The proforma adjustments considered in these consolidated condensed proforma financial statements are based on assumptions and estimates made by the Company's management according to the information that is available.

The Group’s unaudited consolidated condensed proforma financial statements for the six months ended June 30, 2021, have been prepared by management of the Company by applying the Group’s accounting policies. These unaudited consolidated condensed proforma financial statements should be read in conjunction with the Group’s audited consolidated financial statements as of December 31, 2021 and 2020.

Proforma Adjustments

In accordance with the terms of the Transaction concluded on January 31, 2022, the Group disposed of certain assets and liabilities of most of its Content segment and other net assets and transferred certain rights and intangible assets related to these disposed businesses (see Note 3).

The main proforma adjustments are described as follows:

1. The disposition of the primary consolidated assets and liabilities of the Group’s Content business segment, the transfer of certain rights related to this business segment, the disposition of the Group’s assets and liabilities of its feature film production and distribution business, and the disposition of certain Group’s investments in associates and equity financial instruments, were accounted in the Group’s consolidated condensed proforma financial statements as if the disposition of all of these net assets had been carried out and completed on January 1, 2021, based on the carrying amount of the Group’s consolidated net assets as of that date.

2. The aggregate consideration received by the Group in connection with the disposition of the net assets, and the transfer of rights and intangible assets referred to in the above paragraph, was accounted for by the Group in its consolidated condensed proforma financial statements for the six months ended June 30, 2021, as if this aggregate consideration had been received by the Group on January 1, 2021. The aggregate consideration for this transaction includes cash in the amount of U.S.$3,222 million and common and preferred shares issued by TelevisaUnivision (formerly known as UH II) with a fair value assumed amount of U.S.$1,500 million. Additionally, as part of this transaction, the Group also received a consideration of Ps.940,000 for the transfer of rights of news content production to a related party other than TelevisaUnivision.

3. The consideration in cash received by the Group in connection with this transaction was classified as cash and cash equivalents denominated in U.S. dollars in the Group’s consolidated condensed proforma statement of financial position as of June 30, 2021, as if such consideration had been received on January 1, 2021. The interest income and the related foreign exchange gain or loss from these U.S. dollar cash equivalents were accounted for by the Group in its consolidated condensed and proforma statement of income for the six months ended June 30, 2021 as if the cash consideration had been received on January 1, 2021, and assuming that the aggregate amount of this consideration had been maintained as cash equivalents denominated in U.S. dollars during the six months ended June 30, 2021. The annual interest rate applicable to these cash equivalents in U.S. dollars was of 0.07% for the six months ended June 30, 2021, and the related interest income was presented as proforma consolidated finance income for the six months ended June 30, 2021.

4. The aggregate consideration referred to above included an amount of U.S.$276.2 million related to the right of use of the broadcasting television concessions for 20 years beginning in 2022. This amount was accounted for as an advance from TelevisaUnivision in the Group’s consolidated condensed proforma statement of financial position as of June 30, 2021, as if the advance had been received on January 1, 2021, and it will be recognized by the Group as income in future years in the same term required for amortizing the amount paid by the Group for these concessions. For tax purposes, this advance from TelevisaUnivision was taxable on the payment date; however, for accounting purposes, income will be recognized as it is amortized, for which a deferred income tax asset of Ps.1,652,942 was accounted for in the Group’s consolidated condensed proforma statement of financial position as of June 30, 2021. As the Group will start to amortize the paid amount for these concessions and recognizing the related income for the advance received from TelevisaUnivision beginning in 2022, none proforma adjustments were accounted for these effects in the Group’s consolidated condensed proforma statements of income for the six months ended June 30, 2021.

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5. As of result of the consideration received by the Group in connection with the disposition of the Group’s net assets and the transfer of rights and intangible assets referred to above, the Group accounted for a related income tax expense in the aggregate amount of Ps.19,849,933, which represents an effective rate of 28.0% equivalent to the actual paid rate.

6. The gain resulting from this transaction, net of related income taxes, for an amount of Ps.51,098,853, was classified as income of discontinued operations in the Group’s consolidated condensed proforma statement of income for the six months ended June 30, 2021, as if this transaction had been carried out on January 1, 2021. The income of proforma discontinued operations, net of related income taxes, was as follows:

		Gain on Proforma Discontinued Operations		Gain Net of Income Taxes
Consolidated Condensed Proforma Statement of income for the six months ended June 30, 2021	Ps.	70,948,786	Ps.	51,098,853

7. In connection with the common shares and preferred shares issued by TelevisaUnivision as consideration to the Group for this transaction, the Group’s share in the capital of TelevisaUnivision increased from 35.5% to 44.6% on an as-converted basis. Therefore, the Group accounted for as a proforma adjustment in its consolidated condensed proforma financial statement of income for the six months ended June 30, 2021, a share of income or loss of 44.6% in the proforma income or loss of TelevisaUnivision for the six months ended June 30, 2021. For purposes of recognizing its share in the consolidated results of TelevisaUnivision, the Group used the proforma consolidated financial statement of income of TelevisaUnivision for the six months ended June 30, 2021, which was prepared by management of TelevisaUnivision on an IFRS basis and recognizing certain proforma adjustments, primarily in connection with the acquisition of the disposed businesses by the Group.

8. The consideration for the common and preferred shares issued by TelevisaUnivision and received by the Group as part of the transaction, included an amount of U.S.$750 million related to common shares, issued by TelevisaUnivision and U.S.$750 million related to preferred shares issued by TelevisaUnivision with an annual dividend of 5.5%. The common and preferred shares issued by TelevisaUnivision were classified under applicable IFRS Standards as investments in associates in the Group’s consolidated condensed proforma statement of financial position as of June 30, 2021, as if such investments had been made on January 1, 2021.

9. The consideration received by the Group in the form of preferred shares issued by TelevisaUnivision, which have an annual dividend of 5.5%, and are convertible in common shares of TelevisaUnivision, were considered for determining the Group’s share in the capital of TelevisaUnivision because they have features similar to common shares of TelevisaUnivision in accordance with the guidelines of applicable IFRS Standards. The annual dividend of 5.5% on the U.S.$750 million fair value of these preferred shares, was recognized as part of the share in income of TelevisaUnivision in the Group’s consolidated condensed proforma statements of income for the six months ended June 30, 2021, as if the transaction had been carried out and completed on January 1, 2021. These preferred shares were classified as investments in associates in the Group’s consolidated condensed proforma statement of financial position as of June 30, 2021.

10. The proforma adjustments related to the income tax for taxable or deductible results recognized in the Group’s consolidated condensed statements of income for the six months ended June 30, 2021, were accounted for by using an income tax rate of 30%, which was the rate applicable in 2021 in accordance with the Mexican Income Tax Law. The Group’s base figures in its consolidated condensed proforma financial statements include an effective income tax rate for the results of operations as applicable to those base figures.

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Description of significant events and transactions

See note 3 of the disclosure of the interim financial reporting.

Dividends paid, ordinary shares:	[7] 1,053,392,000
Dividends paid, other shares:	0
Dividends paid, ordinary shares per share:	[8] 0.002991453
Dividends paid, other shares per share:	0

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Footnotes

[1] ↑
Current assets – Other current non-financial assets: As of June 30, 2022 and December 31, 2021, includes transmission rights and programming for Ps.431,304 thousand and Ps.7,591,669, thousands, respectively.
[2] ↑
Non-current assets – Other non-current non-financial assets: As of June 30, 2022 and December 31, 2021, includes transmission rights and programming for Ps.1,022,782 thousand and Ps.12,841,026 thousand, respectively.
[3] ↑
Total basic earnings (loss) per share: This information is related to earnings per CPO. The CPO are the securities traded in the Mexican Stock Exchange.
[4] ↑
Total diluted earnings (loss) per share: This information is related to earnings per diluted CPO.
[5] ↑
Breakdown of credits:

The Notes due in 2027 were contracted at a fixed rate.
The "Senior Notes" due in 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049 were contracted at a fixed rate.
The exchange rates for the credits denominated in foreign currency were as follows:
  Ps. 20.1595 pesos per US dollar
Bank loans and senior notes are presented net of unamortized finance costs in the aggregate amount of Ps.1,107,680.
For more information on debt, see Note 9 Notes to the Unaudited Condensed Consolidated Financial Statements.

[6] ↑
Monetary foreign currency position:

The exchange rates used for translation were as follows:
Ps.  20.1595 pesos per US dollar
       21.0925 pesos per euro
       21.0911 pesos per swiss franc
       15.6402 pesos per canadian dollar
         0.0048 pesos per colombian peso

Long-term liabilities include debt in the amount of U.S.$3,155,707 thousand, which has been designated as hedging instrument of foreign currency investments.
[7] and [8]
In April 2022, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO unit, which was paid in cash in May 2022, in the aggregate amount of Ps.1,053,392.

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MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:   02                               YEAR:   2022
GRUPO TELEVISA, S.A.B.

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE SECOND QUARTER OF 2022, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ Alfonso de Angoitia Noriega	/s/ Bernardo Gómez Martínez
ALFONSO DE ANGOITIA NORIEGA	BERNARDO GÓMEZ MARTÍNEZ
CO-CHIEF EXECUTIVE OFFICER	CO-CHIEF EXECUTIVE OFFICER
/s/ Carlos Phillips Margain	/s/ Luis Alejandro Bustos Olivares
CARLOS PHILLIPS MARGAIN	LUIS ALEJANDRO BUSTOS OLIVARES
CORPORATE VICE PRESIDENT OF FINANCE	LEGAL VICE PRESIDENT AND
GENERAL COUNSEL

MEXICO CITY, JULY 26, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: August 1, 2022	By	/s/ Luis Alejandro Bustos Olivares
		Name:	Luis Alejandro Bustos Olivares
		Title:	Legal Vice President and General Counsel